UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 23)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
               Series A Preferred Stock, Par Value $0.01 Per Share Series C Preferred Stock, Par Value $0.01 Per Share
         Series B Preferred Convertible Stock, Par Value $0.01 Per Share
         ---------------------------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   May 5, 1999
                                   ------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 108

CUSIP NO. 903236107              SCHEDULE 13D                    Page 2 of 108

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,933,888**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,933,888**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,933,888**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107               SCHEDULE 13D                   Page 3 of 108

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,933,888**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,933,888**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,933,888**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 903236107               SCHEDULE 13D                  Page 4 of 108

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                             24,475**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,933,888**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                        24,475**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,933,888**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,958,363**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                    Page 5 of 108

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  THE COMMON FUND

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              New York

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,077,980**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,077,980**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,077,980**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 903236107              SCHEDULE 13D                   Page 6 of 108

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        -0-**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                    Page 7 of 108

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        -0-**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107               SCHEDULE 13D                   Page 8 of 108

This Amendment No. 23 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 29, 1998 by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund, a New York non-profit corporation (collectively and together with RCBA Strategic Partners, L.P. and RCBA GP, L.L.C., the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 100 California Street, Suite 500, San Francisco, CA 94111-4529. This amendment to the Schedule 13D relates to shares of Series A Preferred Stock, par value $0.01 (the "Series A Preferred Stock"), Series C Preferred Stock, par value $0.01 (the "Series C Preferred Stock"), and Series B Exchangeable Convertible Preferred Stock, par value $0.01 (the "Series B Preferred Stock"), and is being made because RCBA Strategic Partners, L.P. ("Strategic") and its sole general partner, RCBA GP, L.L.C. ("RCBA GP"), of which Mr. Blum is a Managing Member, as defined below, have entered into the transactions described in Items 4 and 6 below. Strategic is an affiliate of the other Reporting Persons. The following amendments to Items 2, 3, 4, 5 and 6 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended to include the following additional information with respect to Strategic and RCBA GP.

Strategic is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Strategic and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the Managing Members and Members of RCBA GP, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

CUSIP NO. 903236107              SCHEDULE 13D                    Page 9 of 108

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

John C. Walker        909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and General Counsel,
                      San Francisco, CA 94133             RCBA L.P.

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Marketing,
                      San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and Chief Financial
                      San Francisco, CA 94133             Officer, RCBA, L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
Item 3 of the Schedule 13D is hereby amended to add the following information:

The source of funds for the purchase of securities described in Item 4 below will be the working capital of Strategic.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended to add the following additional information:

Pursuant to a Securities Purchase Agreement and Registration Rights Agreement (collectively, the "Agreements"), attached hereto as Exhibits B and C, respectively, and incorporated by reference herein, Strategic intends to acquire 46,082.95 newly issued shares of Series A Preferred Stock (Certificate of Designation attached hereto as Exhibit D and incorporated by reference herein) and 450,000 newly issued shares of Series C Preferred Stock (Certificate of Designation attached hereto as Exhibit E and incorporated by reference herein) (collectively, the "Bridge Securities") for $100 million. The funds will be used to finance Issuer's acquisition of Dames & Moore Group

CUSIP NO. 903236107              SCHEDULE 13D                   Page 10 of 108

(the "Acquisition"), which was described by Issuer in a press release dated May 5, 1999. The Bridge Securities are non-voting. Subject to shareholder approval by Dames & Moore Group of the Acquisition and certain amendments to the Issuer's charter, thereafter to be proposed by Issuer, and certain other stockholder approvals required by NYSE rules (which Issuer has agreed to use best efforts to obtain),the Bridge Securities held by Strategic will be converted into shares of Series B Preferred Stock (Certificate of Designation attached hereto as Exhibit F and incorporated by reference herein), which will have present voting rights on an as-converted basis.

Pursuant to the Securities Purchase Agreement, for so long as the Reporting Persons own or control at least 10% of the outstanding shares of the Common Stock, Mr. Blum, who is currently a director of the Board of Directors of the Issuer, or, in the event of Mr. Blum's death, disability, retirement or resignation, a new director designated by Strategic, shall be elected to the Issuer's Board of Directors. In addition, certain registration rights have been granted by Issuer to Strategic.

The purpose of the transaction is for investment purposes only, and other than as set forth in this statement or the exhibits attached hereto, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 15,291,235 shares of Common Stock issued and outstanding as of March 1, 1999. Based on such information, after taking into account the transactions described in 5(c) below, the Reporting Persons report the following direct holdings of the Common Stock and the corresponding percentage interest of total Common Stock shares outstanding: 1,077,980 shares owned by The Common Fund (7.0%), 996 shares owned by RCBA L.P. (less than 1%), and 1,854,912 shares owned by the limited partnerships for which RCBA, L.P. serves as sole general partner and its other investment advisory client accounts (12.1%). These percentages assume no issuance of the Series B Preferred Stock and that the Issuer will repurchase the Series C Preferred Stock, when required to do so, with cash.

According to information furnished to the Reporting Persons by the Issuer, there were no shares of the Bridge Securities or the Series B Preferred Stock issued and outstanding as of the date of the event requiring the filing of this statement.

Voting and investment power concerning the shares of Common Stock are held solely by RCBA L.P., which would be deemed to have beneficial ownership of an aggregate of 2,933,888 shares of the Common Stock which is 19.2% of the outstanding Common Stock (assuming no issuance of the Series B Preferred Stock and that the Issuer will repurchase the Series C Preferred Stock, when

CUSIP NO. 903236107              SCHEDULE 13D                   Page 11 of 108

required to do so, with cash). If the stockholder approvals referred to above are obtained and the Series B Preferred Stock is issued in accordance with the terms of the Securities Purchase Agreement, the Series B Preferred Stock for which the Bridge Securities were exchanged will be convertible into (assuming no actions requiring an adjustment to the conversion price) 4,608,295 shares of the Common Stock, which would represent 23.2% of the Common Stock outstanding. Voting and investment power concerning the shares of the Series B Preferred Stock, upon consummation of the transaction, will be held solely by RCBA GP. Based on the relationship of the Reporting Persons described in
Item 2 and below, the Reporting Persons may be deemed members in a group. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 24,475 shares of the Common Stock (consisting of shares held directly, shares as beneficiary of a trust and options currently exercisable). Additionally, as a Managing Member, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc or RCBA GP, except to the extent of any pecuniary interest therein.

(c) Except for the transaction involving the Bridge Securities and Series B Preferred Stock described above, the Reporting Persons have engaged in no transaction involving such shares or any shares of the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement.

(d), (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------
Item 6 of the Schedule 13D is hereby amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund, and (iii) agreements and related documents attached hereto as Exhibits B, C, D, E and F pursuant to

CUSIP NO. 903236107              SCHEDULE 13D                   Page 12 of 108

which, among other things (a) Strategic has agreed to purchase 46,082.95 newly issued shares of Series A Preferred Stock of Issuer and 450,000 newly issued shares of Series C Preferred Stock of Issuer, both non-voting, for $100 million which will be used to help finance Issuer's acquisition of Dames & Moore Group;
(b) Strategic will have the right to put its Series C Preferred Stock to Issuer under certain circumstances and Issuer will be obligated to repurchase such stock either for cash or for shares of Common Stock (at Issuer's election); (c) subject to approval by Issuer's shareholders of charter amendments and certain other matters, the Series A Preferred Stock and the Series C Preferred Stock held by Strategic will be converted into shares of Series B Exchangeable Preferred Stock of Issuer, which will have present voting rights on an as-converted basis; (d) Strategic will have the right to convert the Series B Exchangeable Preferred Stock for Common Stock of Issuer and, under certain circumstances, Issuer may require that the Series B Preferred Stock be so converted or alternatively exchanged for an issuance of convertible debentures with substantially identical provisions; (e) Strategic has agreed to cause the other Reporting Persons to vote their shares of the Common Stock of Issuer in favor of the matters described above; (f) as long as Strategic and the other Reporting Persons own at least 10% of the outstanding Common Stock, Issuer has agreed to elect or reelect Mr. Blum or a designee of Strategic to the Board of Directors of Issuer; and (g) Issuer has granted certain registration rights to Strategic.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.
Exhibit B  Securities Purchase Agreement.
Exhibit C  Registration Rights Agreement.
Exhibit D  Certificate of Designation of Series A Preferred Stock
           of URS Corporation.
Exhibit E  Certificate of Designation of Series C Preferred Stock
           of URS Corporation.
Exhibit F  Certificate of Series B Exchangeable Convertible Preferred
           Stock of URS Corporation.

CUSIP NO. 903236107              SCHEDULE 13D                   Page 13 of 108

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary


THE COMMON FUND
By: Richard C. Blum &                 /s/ Murray A. Indick
    Associates, L.P., its             --------------------------------
    investment advisor                RICHARD C. BLUM
By: Richard C. Blum &
    Associates, Inc., its             By: Murray A. Indick
    general partner                   Attorney-in-Fact



By: /s/ Murray A. Indick
        -----------------------
        Murray A. Indick,
        Managing Director, General
        Counsel, Chief Administrative
        Officer and Secretary


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member


CUSIP NO. 903236107               SCHEDULE 13D                  Page 14 of 108

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 7, 1999

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary


THE COMMON FUND
By: Richard C. Blum &                 /s/ Murray A. Indick
    Associates, L.P., its             --------------------------------
    investment advisor                RICHARD C. BLUM
By: Richard C. Blum &
    Associates, Inc., its             By: Murray A. Indick
    general partner                   Attorney-in-Fact



By: /s/ Murray A. Indick
        -----------------------
        Murray A. Indick,
        Managing Director, General
        Counsel, Chief Administrative
        Officer and Secretary


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

                                   Exhibit B


                        SECURITIES PURCHASE AGREEMENT


                           Dated as of May 5, 1999


                                By and Between


                         RCBA Strategic Partners, L.P.,


                                      and


                                URS Corporation


CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

                               Table of Contents

ARTICLE I
DEFINITIONS; CERTAIN REFERENCES ........................................... 2

ARTICLE II
CLOSING ................................................................... 5
   2.1   Time and Place of Closing ........................................ 5
   2.2   Transactions at the Closing ...................................... 5
   2.3   Use of Proceeds .................................................. 6

ARTICLE III
CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER .......................... 6
   3.1   Material Adverse Effect .......................................... 6
   3.2   Minimum Utopia EBITDA ............................................ 6
   3.3   Certificate of Designation ....................................... 6
   3.4   Closing Deliveries ............................................... 7
   3.5   HSR .............................................................. 7
   3.6   Section 203 ...................................................... 7
   3.7   Merger Agreement ................................................. 7
   3.8   Credit Facility .................................................. 7
   3.9   Subordinated Notes Offering ...................................... 8
   3.10  Simultaneous Closing ............................................. 8
   3.11  Accuracy of Seller's Representations and Warranties .............. 8
   3.12  Compliance by Seller ............................................. 8
   3.13  No Legal Action .................................................. 8

ARTICLE IV
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER ............................. 8
   4.1   Closing Deliveries ............................................... 8
   4.2   HSR .............................................................. 9
   4.3   Simultaneous Closing ............................................. 9
   4.4   Accuracy of Purchaser's Representations and Warranties ........... 9
   4.5   Compliance by Purchaser........................................... 9
   4.6   No Legal Action .................................................. 9

ARTICLE V
REPRESETNATIONS AND WARRANTIES OF SELLER .................................. 9
   5.1   Organization, Good Standing, Power, Authority, Etc................ 9
   5.2   Capitalization of Seller ........................................ 10
   5.3   SEC Documents; Financial Statements ............................. 11
   5.4   Authority and Qualifications of Seller .......................... 12
   5.5   No Contravention, Conflict, Breach, Etc. ........................ 12
   5.6   Consents ........................................................ 12
   5.7   Vote Required ................................................... 13
   5.8   Certain Approvals ............................................... 13
   5.9   Brokers ......................................................... 13
   5.10  Certain Agreements .............................................. 13
   5.11  No Material Adverse Change ...................................... 13
   5.12  Exemption from Registration ..................................... 13
   5.13  Opinion of Independent Investment Banking Firm .................. 14
   5.14  Other Matters ................................................... 14

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108


ARTICLE VI
REPRESETNATIONS AND WARRANTIES OF PURCHASER  ............................. 14
   6.1   Organization, Good Standing, Power, Authority, Etc............... 14
   6.2   Authority and Qualifications of Purchaser ....................... 14
   6.3   No Contravention, Conflict, Breach, Etc. ........................ 15
   6.4   Consents ........................................................ 15
   6.5   Brokers ......................................................... 15
   6.6   Investment Intent ............................................... 15

ARTICLE VII
CORPORATE GOVERNANCE ..................................................... 16
   7.1   Board of Directors .............................................. 16
   7.2   Observer Rights for Purchaser Designee .......................... 16

ARTICLE VIII
COVENANTS OF THE PARTIES ................................................. 16
   8.1   Restrictions .................................................... 16
   8.2   Pre-Closing Activities .......................................... 17
   8.3   Filing with SEC ................................................. 17
   8.4   Stockholder Meeting.............................................. 17
   8.5   Proxy Statement.................................................. 17
   8.6   Stock Exchange Listing .......................................... 17
   8.7   HSR ............................................................. 18
   8.8   Equity Proposals ................................................ 18
   8.9   Publicity ....................................................... 18
   8.10  Securities ...................................................... 19
   8.11  Access, Information and Confidentiality ......................... 20
   8.12  Maintenance of Business ......................................... 21
   8.13  Exchange ........................................................ 22
   8.14  Tax Matters ..................................................... 23
   8.15  Authorized Shares ............................................... 23

ARTICLE IX
TERMINATION .............................................................. 23
   9.1   General ......................................................... 23
   9.2   Breach by Seller ................................................ 23
   9.3   Breach by Purchaser ............................................. 24
   9.4   Specific Remedies ............................................... 24

ARTICLE X
SURVIVAL; INDEMNIFICATION ................................................ 24
   10.1   Survival of Representations and Warranties and Covenants ....... 24
   10.2   Indemnification of Seller ...................................... 24
   10.3   Indemnification of Purchaser ................................... 25

ARTICLE XI
MISCELLANEOUS ............................................................ 25
   11.1   Successors and Assigns ......................................... 25
   11.2   Performance; Waiver ............................................ 25
   11.3   Notices ........................................................ 25
   11.4   Expenses ....................................................... 26

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

   11.5   Governing Law .................................................. 27
   11.6   Severablity; Interpretation .................................... 27
   11.7   Headings ....................................................... 27
   11.8   Entire Agreement ............................................... 27
   11.9   Counterparts ................................................... 27
   11.10  Absence of Third Party Beneficiary Rights ...................... 27
   11.11  Mutual Drafting ................................................ 27
   11.12  Further Representations ........................................ 27
   11.13  Specific Performance; Remedies ................................. 28



CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

                           SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT (the "Agreement") is made and entered into as of May 5, 1999, by and between RCBA Strategic Partners, L.P., a Delaware limited partnership ("Purchaser"), and URS Corporation, a Delaware corporation ("Seller").

     WHEREAS, Seller wishes to sell, and Purchaser wishes to purchase, an aggregate of 46,082.95 newly issued shares of Series A Preferred Stock of Seller ("Series A Preferred Stock") and 450,000 newly issued shares of Series C Preferred Stock of Seller ("Series C Preferred Stock") (collectively, as to the Series A Preferred Stock and Series C Preferred Stock issued on the date hereof, the "Bridge Securities") for the consideration and upon the terms and subject to the conditions set forth in this Agreement; and

      WHEREAS, the Series A Preferred Stock and Series C Preferred Stock will not be convertible into common stock of Seller and will not have voting rights because such conversion and voting rights would require (i) prior stockholder approval by the stockholders of Seller pursuant to New York Stock Exchange ("NYSE") Rules and (ii) an amendment to Seller's Articles of Incorporation to increase the number of authorized common shares; and

     WHEREAS, Seller is using the funds raised by this Agreement to purchase all of the outstanding equity of the Dames & Moore Group, a Delaware corporation ("Utopia"), and such purchase is due to close before the approval of the stockholders of Seller referred to above could be sought or obtained; and

     WHEREAS, Seller has agreed to use its best efforts to obtain such stockholder approval and Purchaser has agreed to vote, and to cause all affiliated entities to vote, all voting securities they hold in the Seller in favor of such approval; and

      WHEREAS, Seller and Purchaser have agreed that upon receiving stockholder approval for the transactions contemplated hereby the Bridge Securities so purchased (and any additional shares of Series A Preferred Stock paid as dividends thereon) will automatically, and without any further action of either party, convert into shares of Series B Exchangeable Convertible Preferred Stock of Seller (the "Series B Preferred Stock").

     NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein, each of Purchaser and Seller (together "Parties") agree as follows:


                                   ARTICLE I
                       DEFINITIONS; CERTAIN REFERENCES

     The terms defined in this Article I, whenever used in this Agreement, shall have the following meanings for all purposes of this Agreement:



CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

    1.1   "Act" means the Securities Act of 1933, as amended.

     1.2 "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act.

     1.3   "Board" means the Board of Directors of Seller.

     1.4 "Bridge Securities" has the meaning set forth in the second recital of this Agreement.

     1.5 "Business Day" shall have the meaning specified in Rule 14d-1(e)(6) of the Exchange Act.

     1.6 "Capital Stock" has the meaning given it in Section 5.2 of this Agreement.

     1.7 "Certificates of Designation" means the Certificate of Designation of Seller classifying 300,000 shares as Series A Preferred Stock, the Certificate of Designation of Seller classifying 150,000 shares as Series B Exchangeable Convertible Preferred Stock, and the Certificate of Designation of Seller classifying 450,000 shares as Series C Preferred Stock, each to be filed by Seller with the Office of the Secretary of State for the State of Delaware on or prior to the date and time of the Closing, a true and correct copy of the text of each of which is attached as Exhibit 1.7 hereto.

     1.8 "Certificate of Incorporation" means the Certificate of Incorporation of Seller as filed with the Office of the Secretary of State for the State of Delaware, as amended from time to time.

     1.9 "Closing" has the meaning set forth in Section 2.1 of this Agreement of this Agreement.

     1.10 "Closing Date" has the meaning set forth in Section 2.1 of this Agreement of this Agreement.

     1.11 "Common Stock" means the common stock, par value $.01 per share, of Seller.

     1.12 "Conversion Shares" means the shares of Common Stock issuable or issued upon conversion of the Series B Preferred Stock pursuant to the terms of this Agreement and the Certificate of Designation for the Series B Preferred Stock.

     1.13  "DGCL" means the Delaware General Corporation Law, as amended.

     1.14 "Equity Proposal" has the meaning set forth in Section 8.8 of this Agreement.

     1.15 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     1.16 "Exchange Debentures" means the subordinated debentures into which the Series B Preferred Stock is exchangeable (at the option of Seller) and which will have substantially the same terms as the Series B Preferred Stock, the form of which will be agreed by the parties hereto prior to Closing if either party so requests.

     1.17 "Filed SEC Documents" has the meaning given it in Section 5.3 of this Agreement.

     1.18  "GAAP" has the meaning given it in Section 5.3 of this Agreement.

     1.19 "Government Entity" means any foreign, federal, state, or local court or tribunal or administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority.

     1.20  "HSR" has the meaning given it in Section 3.5 of this Agreement.

     1.21 "Indemnifiable Losses" shall mean any and all direct or indirect demands, claims, payments, obligations, actions, or causes of action, assessments, losses, liabilities, costs, or expenses paid or incurred, any kind or character (whether or not known or asserted before the date of this Agreement, fixed or unfixed, conditional or unconditional, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent, or otherwise). Indemnifiable Losses shall include penalties, interest, or any amount payable to a third party as a result of such Indemnifiable Losses. Indemnifiable Losses shall include legal or other expenses reasonably incurred in connection with investigating or defending any claims or actions, whether or not resulting in any liability, and all amounts paid in settlement of claims or actions in accordance with Article X.

     1.22 "Issuable Securities" means the Series A Preferred Stock, the Series B Preferred Stock, the Conversion Shares, the Series C Preferred Stock, the Series C Redemption Shares and the Exchange Debentures.

     1.23 "Knowledge of Seller" means to the actual or constructive knowledge of any executive officer or director of Seller.

     1.24  "Liens" has the meaning given it in Section 5.2 of this Agreement.

     1.25 "Material Adverse Effect" means any condition, event or development having, or likely to have a material adverse effect on the business, operations, properties, assets, liabilities, financial condition, or prospects of Seller and the Subsidiaries, taken as a whole, or of Purchaser, taken as a whole (as applicable).

     1.26 "NYSE" has the meaning given it in the second recital of this Agreement.

     1.27 "Person" means and includes an individual, a partnership, a joint venture, a corporation, a trust, limited liability company, an unincorporated organization and a Government Entity.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     1.28 "Preferred Stock" has the meaning given it in Section 5.2 of this Agreement.

     1.29 "Proxy Statement" means the proxy statement to be sent to the shareholders of Seller in connection with the Stockholder Meeting of Seller with respect to, among other matters, the Stockholder Meeting Matters.

     1.30 "Purchase Price" means, for the Bridge Securities to be purchased by Purchaser, $100,000,000 in the aggregate.

     1.31 "Purchaser" has the meaning set forth in the first recital of this Agreement.

     1.32 "Registration Rights Agreement" means the Registration Rights Agreement to be dated as of the date of the Closing among Seller and Purchaser, in substantially the form attached as Exhibit 1.32 hereto, as amended, supplemented and modified from time to time in accordance with the terms thereof.

     1.33 "Series C Redemption Shares" means the shares of Common Stock issuable or that may be issued upon redemption of the Series C Preferred Stock pursuant to the terms of this Agreement and the Certificate of Designation for the Series C Preferred Stock.

     1.34 "Schedule 14D-9" has the meaning set forth in Section 5.6 of this Agreement.

     1.35  "SEC" means the Securities and Exchange Commission.

     1.36 "Significant Holder" means Purchaser and any transferee of Purchaser for so long any such person owns Issuable Securities in the aggregate equal to at least ten (10) percent of (a) prior to Stockholder Approval, the Issuable Securities purchased by Purchaser and issued on the Closing Date, or (b) at any other time, the Issuable Securities issued to Purchaser in exchange for the Series A Preferred Stock and the Series C Preferred Stock on the effective date of that Exchange. In determining the number of Issuable Securities held by any person or outstanding at any time,
(i) each share of Series A Preferred Stock shall be deemed to be convertible into Common Stock (on the same terms and conditions as the Series B Preferred Stock) and to have been converted (to the fullest extent then determinable) and such calculation shall include the number of Conversion Shares that then would be deliverable upon the conversion of such stock (as if such stock were converted), and (ii) each share of Series C Preferred Stock shall be deemed to have been redeemed in exchange for Common Stock, and each share of Series B Preferred Stock shall be deemed to have been converted (in either case, to the fullest extent then determinable) and such calculation shall include the number of Series C Redemption Shares or Conversion Shares then deliverable upon the redemption of the Series C Preferred Stock or the conversion of the Series B Preferred Stock (to the fullest extent then determinable), as the case may be.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     1.37 "Stockholder Meeting" has the meaning set forth in Section 8.4 of this Agreement.

     1.38 "Stock Plans" has the meaning given it in Section 5.2 of this Agreement.

     1.39 "Stock Purchase" means the purchase of Series A Preferred Stock and Series C Preferred Stock by Purchaser from Seller under this Agreement.

     1.40 "Subsidiary" means, with respect to Seller, any corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, or other entity analogous to any of the foregoing of which a majority of the equity ownership (whether voting stock or comparable interest) is, at the time, owned, directly or indirectly by Seller.

     1.41 "Transaction Documents" means this Agreement, the Certificates of Designation, and the Registration Rights Agreement.

     1.42 "Voting Debt" has the meaning given it in Section 5.2 of this Agreement.


                                  ARTICLE II
                                   CLOSING

     2.1 Time and Place of the Closing. Seller shall as promptly as practicable notify Purchaser, and Purchaser shall as promptly as practicable notify Seller when the conditions, contained in Articles III and IV hereof, to such parties' respective obligations to effect the Stock Purchase have been satisfied. The closing of the Stock Purchase (the "Closing") shall take place at the offices of Cooley Godward LLP in San Francisco, California, or such other location as the parties may mutually agree, no later than November 30, 1999, and shall be effective as of 12:01 a.m. on the Closing Date, unless another date, effective time, or place is agreed to in writing by Purchaser and Seller.

     2.2 Transactions at the Closing. At the Closing, subject to the terms and conditions of this Agreement, Seller shall issue and sell to Purchaser and Purchaser shall purchase the Bridge Securities. At the Closing, Seller shall deliver to Purchaser a certificate or certificates representing the number of the Bridge Securities to be purchased, each registered in the name of Purchaser or its nominee against payment of the Purchase Price with respect thereto by wire transfer of immediately available funds to an account or accounts previously designated by Seller.

     2.3 Use of Proceeds. The proceeds from the purchase and sale of the Bridge Securities hereunder will be used simultaneously with the Closing of the Offer (as defined in the Merger Agreement by and among Utopia, Seller and one or more Affiliates of either or both, dated May 5, 1999 (the "Merger Agreement")), and shall not be used for any other purpose.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

                              ARTICLE III
              CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

     The obligations of Purchaser to be discharged under this Agreement on or prior to the Closing are subject to satisfaction of the following conditions at or prior to the Closing (unless expressly waived in writing by Purchaser at or prior to the Closing):

     3.1  Material Adverse Effect.

          (a) There shall not have occurred and there shall not otherwise exist any Material Adverse Effect on Seller.

          (b) There shall not have occurred (i) any suspension or limit of trading in securities generally on the NYSE (including automatic halt in trading pursuant to market-decline triggers other than those in which solely program trading is temporarily halted), (ii) the imposition generally of minimum or maximum prices on such exchange or on The NASDAQ Stock Market or additional material governmental restrictions, in either case not in force on the date of this Agreement, by such exchange or by order of the SEC or the NASD or any court or other governmental authority, (iii) the declaration of any general banking moratorium by either Federal or New York State authorities, or (iv) any material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or escalation of hostilities or declaration by the United States of a national emergency or war or other calamity or crisis, the effect of any of which is such as to make it, in reasonable judgment of Purchaser, impracticable or inadvisable to acquire the Bridge Securities on the terms and in the manner contemplated by this Agreement.

     3.2 Minimum Utopia EBITDA. Utopia EBITDA for the fiscal year ended March 26, 1999, before second quarter restructuring charges, as shown in the audit of Utopia for the fiscal year ended March 26, 1999, which such audit shall be completed prior to Closing, shall be no less than $65 million.

     3.3 Certificates of Designation. The Certificates of Designation shall have been filed for record with the Office of the Secretary of State for the State of Delaware and shall have become effective.

     3.4 Closing Deliveries. Seller shall have delivered to Purchaser on or before the Closing the following:

          (a) Opinion of Cooley Godward LLP, dated as of the Closing Date, in form reasonably satisfactory to Purchaser;

          (b)  Registration Rights Agreement executed by Seller;

          (c) Certificate of the Secretary or Assistant Secretary of Seller dated as of the Closing Date certifying: (i) that attached thereto is a true and complete copy of the by-laws of Seller as in effect on the date of such certification; (ii) that attached thereto is a true and complete copy of all

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

resolutions adopted by the Board authorizing the execution, delivery and performance of the Agreement, the issuance, sale and delivery of the Issuable Securities, and that all such resolutions are in full force in effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (iii) that attached thereto is a true and complete copy of the Certificate of Incorporation as in effect on the date of such certification; and (iv) to the incumbency and specimen signature of certain officers of Seller;

          (d) Certificate or certificates representing the number of the Bridge Securities to be purchased, as described in the first recital and
Section 2.2; and

          (e) Executed and conformed copies of such other certificates, letters and documents as Purchaser may reasonably request and as are customary for transactions such as those contemplated by this Agreement.

     3.5 HSR. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated, if applicable.

     3.6 Section 203. The issuance of (a) the Bridge Securities to Seller hereunder, (b) additional shares of Series A Preferred Stock and Series B Preferred Stock as dividends, (c) the Series B Preferred Stock for which the Bridge Securities are exchangeable, (d) any securities of Seller into which such Series B Preferred Stock is convertible or exchangeable, and (e) the Series C Redemption Shares shall have been exempted from the provisions of
Section 203 of the DGCL.

     3.7 Merger Agreement. The Merger Agreement shall not have been modified between the date hereof and the Closing Date in any material respect(except with the prior written consent of Purchaser).

     3.8 Credit Facility. The Credit Facility between Seller and Wells Fargo Bank, National Association, as agent, as contemplated by the commitment letter dated as of May 3, 1999 (the "Credit Facility"), shall not deviate from the terms of such commitment letter in any material respect (except with the prior written consent of Purchaser).

     3.9 Subordinated Notes. Seller's issuance and sale on the date on which the Offer is consummated, of senior subordinated increasing rate notes, for permanent financing in replacement thereof, in an aggregate principal amount of $200 million (the "Bridge Notes"), as contemplated by the commitment letter between Seller and Morgan Stanley & Co. Incorporated, dated as of May 3, 1999, shall not deviate from the terms of such commitment letter in any material respect (except with the prior written consent of Purchaser).

     3.10 Simultaneous Closing. (a) The Offer shall have been consummated and all shares tendered accepted for purchase by Seller or one or more of its Affiliates, (b) the Credit Facility shall have closed and (c) the Bridge Notes shall have closed, each of the foregoing substantially simultaneously with the Closing.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     3.11 Accuracy of Seller's Representations and Warranties The representations and warranties of Seller contained in Article V hereof which are not subject to a qualification regarding materiality shall be true and correct in all material respects as of the date when made and as of the Closing Date, as though made on such date, the representations and warranties of Seller contained in Article V hereof, which are subject to a qualification regarding materiality shall be true and correct in all respects as of the date when made and as of the Closing Date, as though made on such date, and Purchaser shall have received a certificate attesting thereto signed by the Chief Executive Officer of Seller, on behalf of Seller.

     3.12 Compliance by Seller. Seller shall have performed, satisfied and complied with, in all material respects, all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with on or prior to the Closing Date, and Purchaser shall have received a certificate attesting thereto signed by the Chief Executive Officer of Seller.

     3.13 No Legal Action. No action, suit, investigation or other proceeding relating to the transactions contemplated hereby shall have been instituted before or threatened by any Government Entity which presents a substantial risk of the restraint or prohibition of the transactions contemplated hereby or the obtaining of material damages or other material relief in connection therewith.


                                 ARTICLE IV
                CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller to be discharged under this Agreement on or prior to the Closing are subject to satisfaction of the following conditions at or prior to the Closing (unless expressly waived in writing by Seller at or prior to the Closing):

     4.1 Closing Deliveries. Purchaser shall have delivered to Seller on or before the Closing the following:

          (a) Opinion of Wilmer, Cutler & Pickering, dated as of the Closing Date, in form reasonably satisfactory to Seller; and

          (b)  Immediately available funds in the amount of the Purchase
Price.

     4.2 HSR. The waiting period under the HSR Act shall have expired or been terminated, if applicable.

     4.3 Simultaneous Closing. (a) The Offer shall have been consummated and all shares tendered accepted for purchase by Seller or one or more of its Affiliates, (b) the Credit Facility shall have closed and (c) the Bridge Notes shall have closed, each of the foregoing substantially simultaneously with the Closing.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     4.4 Accuracy of Purchaser's Representations and Warranties. The representations and warranties of Purchaser contained in Article VI hereof which are not subject to a qualification regarding materiality shall be true and correct in all material respects as of the date when made and as of the Closing Date, as though made on such date, the representations and warranties of Purchaser contained in Article VI hereof, which are subject to a qualification regarding materiality shall be true and correct in all respects as of the date when made and as of the Closing Date, as though made on such date, and Seller shall have received a certificate attesting thereto signed by an officer of Purchaser, on behalf of Purchaser.

     4.5 Compliance by Purchaser. Purchaser shall have performed, satisfied and complied with, in all material respects, all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with on or prior to the Closing Date, and Seller shall have received a certificate attesting thereto signed by an officer of Purchaser.

     4.6 No Legal Action. No action, suit, investigation or other proceeding relating to the transactions contemplated hereby shall have been instituted before or threatened by any Government Entity which presents a substantial risk of the restraint or prohibition of the transactions contemplated hereby or the obtaining of material damages or other material relief in connection therewith.


                                ARTICLE V
                  REPRESENTATIONS AND WARRANTIES OF SELLER

     Except as set forth in the Filed SEC Documents, Seller hereby represents and warrants to Purchaser as follows:

     5.1 Organization, Good Standing, Power, Authority, Etc. Each of Seller and the Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (b) has all requisite corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold and operate its properties and to carry on its business as now being conducted and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except, in the case of clause (b) or (c) above, where the failure to have such power or authority, to possess such franchises, licenses, permits, authorizations or approvals or to be so qualified or in good standing, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Seller.

     5.2  Capitalization of Seller.

          (a) The authorized capital stock of Seller, the number of shares of Seller outstanding, the number of shares of Common Stock reserved for issuance upon the exercise of outstanding Seller stock options pursuant to stock option plans, the employee stock purchase plan and the director stock

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

plan, each as described in the Filed SEC Documents (collectively, the "Stock Plans"), and the number of additional shares of Common Stock reserved for issuance pursuant to the Stock Plans, are all substantially as set forth in Seller's proxy statement for its annual meeting held March 23, 1999. Other than as set forth above, at the close of business on the date of Seller's proxy statement for its annual meeting held March 23, 1999 ("Proxy Statement Date"), there were outstanding no shares of Capital Stock or options, warrants or other rights to acquire Capital Stock from Seller. Since the Proxy Statement Date, there have been no issuances by Seller of shares of Capital Stock or of options, warrants or other rights to acquire Capital Stock from Seller, other than issuances and grants of shares of Common Stock and rights to acquire shares of Common Stock that were reserved for issuance as of the Proxy Statement Date and that were issued pursuant to the terms of the Stock Plans.

          (b) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Seller may vote are issued or outstanding ("Voting Debt").

          (c) All outstanding shares of Common Stock are, and any shares of Common Stock which may be issued upon the exercise of stock options when issued will be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All shares of Common Stock which may be issued upon the exercise of stock options will at the time issued by Seller be free and clear of all liens, claims, charges, pledges, mortgages, security interests or other encumbrances ("Liens"). Other than as set forth above, and except for this Agreement (and the securities being issued hereunder) and the Stock Plans, there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which Seller or any of the Subsidiaries is a party or by which any of them is bound (i) obligating Seller or any of the Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Seller or of any of the Subsidiaries or any Voting Debt, (ii) obligating Seller or any of the Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of holders of Common Stock.

     (d) There are no outstanding contractual obligations of Seller or any of the Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Seller or any of the Subsidiaries and, to the Knowledge of Seller, there are no irrevocable proxies with respect to shares of Common Stock or shares of capital stock of any Subsidiary of Seller.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     5.3  SEC Documents; Financial Statements.

          (a) Seller has filed and provided or made available to Purchaser a true and complete copy of each report, schedule, registration statement and definitive proxy statement required to be filed by Seller with the SEC since January 1, 1995 (the "Filed SEC Documents"). As of their respective dates, each Filed SEC Document complied in all material respects with the requirements of the Act or the Exchange Act, as the case may be, applicable to such Filed SEC Document. None of the Filed SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Filed SEC Document has been revised or superseded by a later Filed SEC Document filed and publicly available prior to the date of this Agreement, none of the Filed SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) All contracts or agreements, including agreements relating to indebtedness of Seller or any of the Subsidiaries, required to be filed with the SEC under the Exchange Act have been filed with the SEC.

          (c) The financial statements of Seller included in the Filed SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") during the periods involved (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of Seller and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which are not material). Except as set forth in the Filed SEC Documents, neither Seller nor any Subsidiary of Seller has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Seller and the Subsidiaries or in the notes thereto. None of the Subsidiaries is, or has at any time since January 1, 1995 been, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

     5.4 Authority and Qualification of Seller. Seller has all requisite corporate power and authority to enter into this Agreement and the Merger Agreement, and, subject to obtaining the Stockholder Approval with respect to the matters set forth in Section 8.4, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seller subject, in the case of the Exchange, to obtaining the stockholders' approval and adoption of certain matters

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

described in Section 8.4 hereof. The Board, at a meeting duly called and held, duly and unanimously adopted resolutions (a) approving this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, (b) determining that the terms of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of Seller and its stockholders, (c) recommending that Seller's stockholders grant the Stockholder Approval and (d) declaring that this Agreement and the Merger Agreement are each advisable. Each of this Agreement and the Merger Agreement has been duly executed and delivered by Seller and, assuming such agreement constitutes a legal, valid and binding obligation of each of the other parties thereto, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity.

     5.5 No Contravention, Conflict, Breach, Etc. The execution and delivery of this Agreement and the Merger Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under, or result in the termination of, or accelerate the performance required by, or give rise to a right of termination, cancellation or acceleration of any obligation under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien on the properties or assets of Seller or any of the Subsidiaries pursuant to, (a) any provision of the Certificate of Incorporation or the Seller's By-laws or the comparable charter or organizational documents of any Subsidiary, or (b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or any Subsidiary or their respective properties or assets.

     5.6 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Government Entity is required by or with respect to Seller or any Subsidiary in connection with the execution and delivery of this Agreement or the Merger Agreement by Seller, or the consummation by Seller of the transactions contemplated hereby or thereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Seller, and except for: (i) the filing with the SEC of (A) a Schedule 14D-9 of Seller to be filed under the Exchange Act (the "Schedule 14D-9"), (B) a proxy statement relating to the consideration of Utopia's stockholders approval at a meeting of the stockholders of Utopia duly called and convened to consider the adoption of the Merger Agreement, and (C) such other reports under the Exchange Act, as may be required in connection with this Agreement or the Merger Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Utopia is qualified to do business, (iii) filings required pursuant to the HSR Act, and the rules and regulations promulgated thereunder,
(iv) filings necessary to satisfy the applicable requirements of state securities or "blue sky" laws and (v) those filings required under the rules and regulations of the NYSE.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     5.7 Vote Required. The Stockholder Approval is the only vote of the holders of any class or series of Capital Stock necessary to adopt this Agreement and approve the transactions contemplated hereby. No stockholder approval of any kind is required for the issuance of the Series A Preferred Stock and the Series C Preferred Stock.

     5.8 Certain Approvals. The Board has taken any and all necessary and appropriate action to render inapplicable to Stock Purchase, the Exchange and the other transactions contemplated hereby the provisions of Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies to the Offer, the Merger Agreement or the other transactions contemplated hereby.

     5.9 Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by Seller, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Seller.

     5.10 Certain Agreements. There are no employment contracts to which Seller or any of the Subsidiaries is a party which provides for any benefit upon or resulting from a "change in control" of Seller or any of the Subsidiaries or any similar event.

     5.11 No Material Adverse Change. Since October 31, 1998, there has not been any event, change, effect, condition or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Seller (other than any such Material Adverse Effect on Seller the existence of which is specifically disclosed in any report filed and publicly available on Form 10-Q or Form 8-K under the Exchange Act with the SEC by Seller after October 31, 1998 and prior to the date hereof).

     5.12 Exemption from Registration. Assuming the representations and warranties of Purchaser set forth in Article VI hereof are true and correct in all material respects, the offer and sale of the Series A Preferred Stock and the Series C Preferred Stock made pursuant to this Agreement will be exempt from the registration requirements of the Act. Neither Seller nor any Person acting on its behalf has, in connection with the offering of the Series A Preferred Stock or the Series C Preferred Stock, engaged in (a) any form of general solicitation or general advertising (as those terms are used within the meaning of Rule 502(c) under the Act), (b) any action involving a public offering within the meaning of Section 4(2) of the Act, or (c) any action which would require the registration of the offering and sale of the Series A Preferred Stock or the Series C Preferred Stock pursuant to this Agreement under the Act or which would violate applicable state securities or "blue sky" laws. Seller has not made and will not make, directly or indirectly, any offer or sale of the Series A Preferred Stock, the Series C Preferred Stock, or of securities of the same or a similar class as the Series A Preferred Stock or the Series C Preferred Stock if as a result the offer and sale of the Series A Preferred Stock and Series C Preferred Stock contemplated hereby could fail to be entitled to exemption from the registration requirements of

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

the Act. As used herein, the terms "offer" and "sale" have the meanings specified in Section 2(3) of the Act.

     5.13 Opinion of Independent Investment Banking Firm. Seller has obtained advice from Morgan Stanley & Co. Incorporated that the financial terms of the transactions contemplated by this Agreement are reasonable.

     5.14 Other Matters. The Parties agree that each of the representations and warranties made by Seller to the lenders pursuant to the Credit Facility will be incorporated herein by reference as if such representations and warranties had been made directly to Purchaser. By Closing on this Agreement, Seller agrees that Purchaser may rely on such representations as if set forth fully herein.


                                  ARTICLE VI
                        REPRESENTATIONS AND WARRANTIES
                                 OF PURCHASER

     Purchaser hereby represents and warrants to Seller that:

     6.1 Organization, Good Standing, Power, Authority, Etc. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

     6.2 Authority and Qualification of Purchaser. Purchaser has all requisite partnership power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser.
No vote of the holders of partnership interests is necessary to approve or adopt this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming such agreement constitutes a legal, valid and binding obligation of each of the other parties thereto, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity.

     6.3 No Contravention, Conflict, Breach, Etc. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under, or result in the termination of, or accelerate the performance required by, or give rise to a right of termination, cancellation or acceleration of any obligation under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien on the properties or assets of Purchaser or any of its subsidiaries pursuant to, (a) any provision of the Purchaser's organizational documents, or
(b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or any subsidiary of Purchaser or their respective properties or assets.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

     6.4 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local, or foreign government or any court, administrative agency, tribunal or commission or other Government Entity is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser or (ii) filings required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     6.5 Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

     6.6 Investment Intent. Purchaser is an "Accredited Investor" within the meaning of Rule 501(a) of Regulation D under the Act, and it is or will be acquiring the Issuable Securities for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of the Act. It understands that the Issuable Securities have not been registered under the Act by reason of a specific exemption from the registration provisions thereof which depends upon, among other things, the bona fide nature of their investment intent as expressed herein.


                             ARTICLE VII
                        CORPORATE GOVERNANCE

     7.1  Board of Directors.

          (a) At all times on and after the Closing Date, for so long as Purchaser and its Affiliates own or control at least 10% of the outstanding shares of Common Stock, and until Richard C. Blum no longer wishes to serve as a director, Seller shall take all such actions as may be necessary or appropriate to cause Mr. Blum to be elected or re-elected as a member of the Board and to be maintained in such position at all times.

          (b) In the event that a vacancy is created on the Board at any time by the death, disability, retirement, or resignation of Mr. Blum, Purchaser and Seller will take such actions as will result in the election or appointment of a new director designated by Purchaser, provided that such designee is acceptable to Seller.

     7.2 Observer Rights for Purchaser Designee. Seller shall, for so long as Purchaser and its Affiliates own or control at least 10% of the outstanding shares of Common Stock, permit an individual designated by Purchaser and acceptable to Seller to attend and observe meetings of the Board, and such designee shall have the right to receive all written information provided by Seller to the Board (but only if specifically requested by such designee). Such designee shall have no right to vote on any matter presented to the

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

Board, but otherwise shall have all rights of a Director, including: (i) the right to examine books and records of Seller; (ii) the right to review and participate in all discussions of the Board including, without limitation, capital or equity programs; (iii) the right to receive, upon request, any information relating to Seller and the Subsidiaries, and to any Affiliates thereof; and (iv) the right to meet on a regular basis with the management personnel of Seller and the Subsidiaries, or any Affiliates thereof; provided that any such designee shall agree to be bound by all policies relating to confidentiality and material non-public information which are applicable to the Directors and senior executive officers of Seller.


                                 ARTICLE VIII
                           COVENANTS OF THE PARTIES

     8.1 Restrictions. Purchaser covenants and agrees with Seller that Purchaser will not dispose of any of Purchaser's shares of the Issuable Securities except pursuant to (a) an effective registration statement under the Act or (b) an applicable exemption from registration under the Act. In connection with any sale by Purchaser pursuant to clause (b) of the preceding sentence, Purchaser shall furnish to Seller, if requested by Seller, an opinion of counsel reasonably satisfactory to Seller to the effect that such exemption from registration is available in connection with such sale.

     8.2 Pre-Closing Activities. From and after the date of this Agreement until the Closing, each of Seller and Purchaser shall act with good faith towards, and shall use all commercially reasonable efforts to consummate, the transactions contemplated by this Agreement, and neither Seller nor Purchaser will take any action that would prohibit or impair its ability to consummate the transactions contemplated by the Merger Agreement and this Agreement.

     8.3 Filing with SEC. So long as any of the Issuable Securities are outstanding, Seller shall file with the SEC the annual reports and quarterly reports and the information, documents and other reports that are required to be filed with the SEC pursuant to Sections 13 and 15 of the Exchange Act, so long as Seller has or is required to have a class of securities registered under the Exchange Act and is then subject to the reporting requirements of the Exchange Act, at the time Seller is required to file the same with the SEC and, promptly after Seller is required to file such reports, information or documents with the SEC, to mail copies of such reports, information and documents to the holders of the Series A Preferred Stock, Series B Preferred Stock, the Conversion Shares, Series C Preferred Stock and the Series C Redemption Shares at their addresses set forth in the register maintained by the transfer agent therefor.

     8.4 Stockholder Meeting. Seller shall cause a special meeting of its common stockholders (the "Stockholder Meeting") to be held as soon as practicable but in no event later than six months after the Closing, for the purpose of approving (i) the issuance of the Series B Preferred Stock (pursuant to the Exchange contemplated by Section 8.13 hereof (the "Exchange Approval")) as required by NYSE Rule 312 and (ii) an amendment to the Certificate of Incorporation of Seller providing for an increase in the number

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

of authorized common shares to such number as may be deemed appropriate by Seller (the "Charter Amendment Approval" and, together with the Exchange Approval, the "Stockholder Approval"), and transacting such other business as may properly come before the meeting or any adjournment thereof, (the "Stockholder Meeting Matters"). Seller shall use its best efforts to obtain the Stockholder Approval no later than six months after the Closing. Purchaser shall vote, and shall cause its Affiliates to vote, all shares of Seller voting securities which they may hold at the time of the Stockholder Meeting in favor of the Stockholder Approval.

     8.5 Proxy Statement. Seller covenants that the Proxy Statement will not include any untrue statement of a material fact, or omit to state any material fact, necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, Seller's covenant shall not encompass any information in the Proxy Statement that was furnished in writing to Seller by or on behalf of Purchaser for use specifically in connection with the preparation of the Proxy Statement.

     8.6 Stock Exchange Listing. Subsequent to consideration by the shareholders of Seller of the Stockholder Meeting Matters at the Shareholders Meeting and until such shares shall cease to be outstanding, Seller shall take all steps necessary to ensure that the Series A Preferred Stock (if still outstanding), Conversion Shares and Series C Preferred Stock (if still outstanding) and Series C Redemption Shares (if any) are approved for trading, subject to notice of issuance by the NYSE and any other securities exchange on which the Common Stock is listed.

     8.7 HSR. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective all necessary filings required pursuant to the HSR Act no later than five Business Days from the date of this Agreement, and shall use their best efforts to obtain the early termination of the waiting period thereunder, provided that neither Seller nor Purchaser shall be required to agree to dispose of or hold separate any portion of its business or assets.

     8.8  Equity Proposals.

          (a) Prior to the Closing, Seller agrees that neither Seller nor any Subsidiary nor any of the respective officers and directors of Seller or any of the Subsidiaries shall, and Seller shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by Seller or any Subsidiary) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of Seller) with respect to the offer, sale or issuance of Preferred Stock or other comparable equity securities as contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an "Equity Proposal") or engage in any negotiations concerning, or provide any confidential information or data to,

CUSIP NO. 903236107               SCHEDULE 13D                 Page 15 of 108

or have any discussions with, any Person relating to an Equity Proposal, or otherwise facilitate directly or indirectly any effort or attempt to make or implement an Equity Proposal; and

          (b) Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Seller will take the necessary steps to inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this subsection 8.8(b). Seller will notify Purchaser immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Purchaser.

     8.9 Publicity. Seller and Purchaser will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any securities exchange.

     8.10 Securities. Seller hereby covenants to Purchaser, that from and after the date hereof and so long as Purchaser owns any Issuable Securities:

          (a) Unissued Shares of Common Stock. (i) Reserve and keep available out of its authorized but unissued shares of Series B Preferred Stock and Common Stock (including any shares held by Seller in its corporate treasury), for the purpose of issuing any and all payment in kind dividends and effecting the Exchange and the exercise in full of conversion and other rights related to the Series B Preferred Stock and the Series C Preferred Stock, such number of its duly authorized shares of Series B Preferred Stock and Common Stock as shall be sufficient to effect such exercise, and if at any time the number of authorized but unissued shares of Series B Preferred Stock or Common Stock shall not be sufficient to effect such exercise, subject to any required approval by the holders of the Common Stock and as may otherwise be required pursuant to the DGCL and applicable federal and state securities laws, Seller shall take all such corporate action as may be necessary (and desirable in the reasonable discretion of Purchaser) to increase its authorized but unissued shares of Series B Preferred Stock and Common Stock to such number of shares as shall be sufficient for such purposes, and (ii) reserve and keep available out of its authorized but unissued shares of Series A Preferred Stock, for the purpose of issuing any and all payment in kind dividends on the Series A Preferred Stock, such number of its duly authorized shares of Series A Preferred Stock as shall be sufficient to effect any such dividend contemplated by the Series A Preferred Stock, and if at any time the number of authorized but unissued Series A Preferred Stock shall not be sufficient to effect such dividends, subject to any required approval by the holders of the Common Stock and as may otherwise be required pursuant to the DGCL and applicable federal and state securities laws, Seller shall take all corporate action as may be necessary (and desirable in the reasonable discretion of Purchaser) to increase its authorized but unissued Series A

CUSIP NO. 903236107               SCHEDULE 13D                 Page 37 of 108

Preferred Stock to such number of shares as shall be sufficient for such purposes.

          (b) Exchange of Certificates. Seller shall, upon surrender by the holder of any certificates representing the Series A Preferred Stock, the Series B Preferred Stock or the Series C Preferred Stock (or securities issued upon exchange, conversion or redemption of any of the foregoing) for exchange or reissuance at the office of Seller, cause to be issued in exchange therefor new certificates in such denomination or denominations as may be requested for the same aggregate number of such securities (or securities issued upon exchange, conversion or redemption thereof) represented by the certificates so surrendered and registered as such holder may request, subject to the provisions hereof.

          (c) Replacement of Certificates. Upon receipt by Seller of evidence reasonably satisfactory to it of loss, theft, destruction or mutilation of any certificate evidencing any of the Series A Preferred Stock, the Series B Preferred Stock, or the Series C Preferred Stock (or securities issued upon exchange, conversion or redemption of any of the foregoing), and (in case of loss, theft or destruction) of indemnity reasonably satisfactory to Seller, and upon the surrender and cancellation of such certificate, if mutilated, Seller shall make and deliver in lieu of such certificate a new certificate for the number of such securities (or securities issued upon exchange, conversion or redemption thereof), as the case may be, evidenced by such lost, stolen, destroyed or mutilated certificate which remains outstanding. Purchaser's agreement of indemnity shall constitute indemnity satisfactory to Seller for the purposes of this Section 8.10 without the need of any further surety or bond.

          (d) Government and Other Approvals. Seller shall promptly prepare, submit and file with all public and governmental authorities, all applications, notices, registrations, certificates, statements and such other information, documents and instruments as may be required pursuant to any federal, state, local or foreign law or rule or regulation of the NYSE, NASD or any other securities exchange, in connection with the consummation of the transactions contemplated by this Agreement, including the effect of any dividends, exchange, conversion or redemption rights, anti-dilution provisions or Board control contemplated by the terms of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, or other securities of Seller which may be acquired by Purchaser pursuant to this Agreement and the Certificates of Designation. Seller shall use its best efforts to obtain any necessary consents or approvals from any Government Entity in connection with the consummation of the transactions contemplated by this Agreement, including the effect of any dividends, exchange, conversion or redemption rights or anti-dilution provisions contemplated by the terms of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or other securities of Seller which may be acquired by Purchaser pursuant to this Agreement and the Certificates of Designation. Purchaser shall provide all cooperation and support, and take all such actions as may be reasonably required to facilitate such filings and obtain such consents.



CUSIP NO. 903236107               SCHEDULE 13D                 Page 38 of 108

    8.11   Access, Information and Confidentiality.

          (a) Pre-Closing Access. Upon reasonable notice prior to the Closing, Seller shall (and shall cause each of the Subsidiaries to) afford Purchaser and its representatives reasonable access to its properties, books, contracts and records and personnel and advisors and Seller shall (and shall cause each of the Subsidiaries to) furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser or its representatives may reasonably request.

          (b) Post-Closing Access. From the date hereof until the Stockholder Meeting, Seller shall permit Purchaser (and its designated representatives) to visit and inspect any of the properties of Seller and the Subsidiaries, including the books and records of Seller and the Subsidiaries (and to make extracts and copies therefrom), and to consult with respect to and discuss the affairs, businesses, finances, operations and accounts of Seller and the Subsidiaries with the officers, directors and employees of such entities, all at such reasonable times and as often as Purchaser may reasonably request.

          (c) Information. Seller covenants that so long as Purchaser owns at least 10% of any Issuable Securities it will deliver to Purchaser the following:
               (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, (A) a consolidated statement of income and consolidated statements of changes in financial position and cash flows of Seller and the Subsidiaries for such quarterly period and for the period from the beginning of the current fiscal year to the end of such quarterly period, and (B) a consolidated balance sheet of Seller and the Subsidiaries as at the end of such quarterly period, setting forth in each case, in comparative form, figures for the corresponding periods in the preceding fiscal year and corresponding figures for the budget for such quarterly period, all in reasonable detail and certified by an authorized financial officer of Seller, subject to changes resulting from year-end adjustments;

               (ii) As soon as practicable and in any event within 120 days after the end of each fiscal year, (A) a consolidated statement of income and consolidated statements of changes in financial position and cash flows of Seller and the Subsidiaries for such year, and (B) a consolidated balance sheet of Seller and the Subsidiaries as of the end of such year, setting forth in each case, in comparative form, corresponding consolidated figures from the preceding annual audit and corresponding figures for the budget for such fiscal year, all in reasonable detail together with an opinion directed to Seller of independent public accountants of recognized standing selected by Seller;

               (iii) Promptly upon transmission thereof, copies of all such financial statements, proxy statements, notices and reports as it shall send to its public stockholders and copies of all registration statements (without exhibits), other than on Form S-8 or any similar successor form, and all

CUSIP NO. 903236107               SCHEDULE 13D                 Page 39 of 108

reports which it files with the Commission (or any governmental body or agency succeeding to the functions of the Commission);

               (iv) With reasonable promptness, such other financial data as any Purchaser may reasonably request.

          (d) Confidentiality. Purchaser recognizes and acknowledges that it has in the past, currently has, and in the future may possibly have, access to certain confidential information of Seller. Purchaser agrees that it will not disclose confidential information with respect to Seller to any Person for any purpose or reason whatsoever, except to authorized representatives of Seller and to counsel and other advisers, PROVIDED, HOWEVER, that such advisers (other than counsel) agree to the confidentiality provisions of this subsection 8.11(d), unless (i) such information becomes known to the public generally through no fault of Purchaser, or (ii) disclosure is required by law or the order of any governmental authority under color of law; provided, however, that prior to disclosing any information pursuant to clauses (i) or
(ii) above, Purchaser shall, if possible, give prior written notice thereof to Seller and provide Seller with the opportunity to contest such disclosure.

     8.12 Maintenance of Business. Seller covenants that between the date of this Agreement and Closing, it shall and shall cause each of the Subsidiaries to:

          (a) conduct its business (including, but not limited to, making loans, paying directors, officers and employees, including any salary, bonus, or other compensation policy, disposing or acquiring assets, and incurring liabilities) only in the ordinary course, consistent with past practice;

          (b) use commercially reasonable efforts to preserve its business organizations intact, to retain the services of its present officers and employees and to preserve the good will of the suppliers and customers and others having business relations with it;

          (c) comply in all material respects with all laws that may be applicable to its business;

          (d)  not make any distributions or dividends to its stockholders;
and

          (e) comply with its stated official accounting policies with respect to charge-offs and loss provisions.

Subject to the foregoing, any transaction or action that is not in the ordinary course of business, consistent with Seller's past practice, shall be subject to the prior written consent of Purchaser.

     8.13 Exchange. In the event Seller shall have obtained the Stockholder Approval, on the first Business Day following the last to occur of (a) delivery to Purchaser of a Certificate of the Chief Executive Officer or other executive officer of Seller certifying that the Stockholder Approval has been obtained, which Certificate shall be delivered within one Business Day of

CUSIP NO. 903236107               SCHEDULE 13D                 Page 40 of 108

obtaining the Stockholder Approval and (b) termination of any applicable waiting period under the HSR Act, then the Bridge Securities and any additional shares of Series A Preferred Stock paid as dividends thereon shall, without any further action on the part of Seller or the holders thereof, be exchanged for shares of Series B Preferred Stock (the "Exchange"). If the Stockholder Approval has not been obtained prior to six months after the Closing, then the Exchange shall not take place without the prior written consent of the holders of at least 67% of the shares of Series A Preferred Stock and Series C Preferred Stock. In connection with the Exchange, the holders of the Bridge Securities or any additional shares of Series A Preferred Stock paid as dividends thereon shall receive the number of shares of Series B Preferred Stock equal to (x) 46,082.95 plus the number of any additional shares of Series A Preferred Stock paid as dividends thereon then owned by them on the date of the Exchange (after giving effect to any accrued dividends and interest), divided by (y) 2,170. From and after the date of the Exchange all of the Bridge Securities and any additional shares of Series A Preferred Stock paid as dividends thereon shall be deemed to have been exchanged for the Series B Preferred Stock into which they were exchangeable. Holders of Issuable Securities shall be entitled to obtain certificates representing the Series B Preferred Stock to which they are entitled pursuant to the Exchange by delivering to Seller certificates representing the Series A Preferred Stock and the Series C Preferred Stock. Seller shall not take any action between the date hereof and the date set for redemption of the Series A Preferred Stock that would cause the Conversion Price (as defined in the Series B Certificate of Designation) to be any amount other than $21.70 per share if shares of Series B Preferred Stock were outstanding on the date hereof without making appropriate adjustments thereof in the conversion price (which such adjustment or cumulative adjustments to the Series B Preferred Stock shall take effect immediately after the Exchange).

     8.14 Tax Matters. Purchaser intends that no pay-in-kind dividends on the Series A Preferred Stock or the Series B Preferred Stock will, when paid or accrued, be includible in Purchaser's gross income for federal, state or local tax purposes. Accordingly, for so long as there are any shares of Series A Preferred Stock or Series B Preferred Stock outstanding then: (a) unless Seller concludes in good faith that there is no reasonable basis to make or file any tax return that is consistent with such intention, Seller shall not make or file any tax return that is inconsistent with such intention; (b) if by reason of any action taken by Seller over the objection of Purchaser the pay-in-kind dividends which accrue or are paid with respect to the Series A Preferred Stock or Series B Preferred Stock become taxable as income for tax purposes when paid or accrued, Seller shall pay to the holders of such securities such additional amount (the "Gross Up Amount") as may be necessary to fund any federal, state or local income tax payable with respect to such dividend. Such Gross Up Amount shall also include an amount necessary to fund the payment of any such income tax payable with respect to the Gross Up Amount. Such Gross Up Amount shall be paid upon notice to Seller at least ten (10) days before the date on which the relevant income tax payment is due or made. Prior to receiving any taxable distribution from Seller, Purchaser shall provide Seller with such documentation as may be reasonably requested by Seller in order to make such distribution without withholding for tax

CUSIP NO. 903236107               SCHEDULE 13D                 Page 41 of 108

purposes. All amounts paid or accrued on any Issuable Security shall be net of applicable withholding taxes.

     8.15 Authorized Shares. If Seller is unable to obtain the Stockholder Approval, it will use its best efforts to obtain an amendment to the Certificate of Incorporation providing for an increase in the number of authorized shares of Common Stock to such number as is sufficient to permit the repurchase by Seller of the Series C Preferred Stock pursuant to the terms of the Certificate of Designation for the Series C Preferred Stock.


                                  ARTICLE IX
                                 TERMINATION

     9.1  General.  Except for the obligations in Article IX, Article XI and
Section 8.11(a) and (d), this Agreement and the transactions contemplated hereby shall terminate without any action by the parties hereto if the Closing shall not have occurred on or before November 30, 1999. This Agreement may be terminated at any time prior to the Closing (i) by a written instrument executed and delivered by Seller and Purchaser; (ii) by Purchaser upon any material breach or default by Seller under this Agreement; or (iii) by Seller upon any material breach or default by Purchaser under this Agreement.

     9.2 Breach By Seller. A material breach or default by Seller shall occur:
          (a) in the event that any representation or warranty of Seller set forth in Article V shall be false in any material respect; or

          (b) in the event that Seller (or any applicable Subsidiary) shall not perform in any material respect any covenant required of it in Article III or Article VIII not otherwise waived by Purchaser; or

          (c) breach of or default by Seller or any Subsidiary under any of the Transaction Documents.

     9.3 Breach By Purchaser. A material breach or default by Purchaser shall occur

          (a) in the event that any representation or warranty of Purchaser set forth in Article VI shall be false in any material respect; or

          (b) in the event that Purchaser shall not perform in any material respect any covenant required of it in Article IV or VIII not otherwise waived by Seller; or

          (c) breach of or default by Purchaser under any of the Transaction Documents.

     9.4 Specific Remedies. In addition to the termination of this Agreement and the transactions contemplated herein prior to Closing, in the event of a material breach or default by a party (the "Breaching Party"), the Breaching

CUSIP NO. 903236107               SCHEDULE 13D                 Page 42 of 108

Party shall indemnify the non-breaching party for any and all loss, cost, and expense caused by the breach of representation, warranty, or covenant.


                                   ARTICLE X
                          SURVIVAL; INDEMNIFICATION

     10.1 Survival of Representations and Warranties and Covenants. All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the delivery of Bridge Securities for a period of two (2) years from the date of such delivery and any examination or investigation made by any party to this Agreement or any of their successors and assigns. All covenants shall survive for the periods specified therein or, if no period is specified, for a period of two (2) years.

     10.2 Indemnification of Seller. From and after the Closing Purchaser shall indemnify Seller and its Affiliates, officers, directors, employees, partners (general or limited), shareholders, and shareholders of their partners (general or limited), for, and shall defend and hold harmless each of them from, against, and with respect to all Indemnifiable Losses as a result of, arising from, in connection with, or incident to (a) any breach or inaccuracy of any representation or warranty Purchaser makes in this Agreement; or (b) any failure of Purchaser to fulfill, satisfy, and discharge any of its obligations or covenants under this Agreement.

     10.3 Indemnification of Purchaser. From and after the Closing Seller shall indemnify Purchaser and its Affiliates, officers, directors, employees, partners (general or limited) and shareholders of its partners (general or limited) for, and shall defend and hold harmless each of them from, against, and with respect to all Indemnifiable Losses as a result of, arising from, in connection with, or incident to (a) any breach or inaccuracy of any written representation or warranty made by Seller in this Agreement; or (b) any failure of Seller to fulfill, satisfy, and discharge any of its obligations or covenants under this Agreement.


                                  ARTICLE XI
                                 MISCELLANEOUS

     11.1 Successors and Assigns. All covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall bind, and inure to the benefit of, the respective successors and assigns of the parties hereto; PROVIDED, HOWEVER, that the rights granted to the parties hereto may not be assigned (except to wholly-owned subsidiaries of such parties) without the prior written consent of the other parties. Purchaser may assign to one or more of its affiliated partnerships its obligations hereunder in whole or in part, but shall not be relieved of such obligations.

     11.2 Performance; Waiver. The provisions of this Agreement (including this Section 11.2) may be modified or amended, and waivers and consents to the performance and observance of the terms hereof may be given by written

CUSIP NO. 903236107               SCHEDULE 13D                 Page 43 of 108

instrument executed and delivered by Seller and (1) prior to the Closing, by Purchaser and (2) after the Closing, by the holder or holders of a majority of the Series A Preferred Stock and Series C Preferred Stock or, after the Exchange, of the Series B Preferred Stock. The failure at any time to require performance of any provision hereof shall in no way affect the full right to require such performance at any time thereafter (unless performance thereof has been waived in accordance with the terms hereof for all purposes and at all times by the parties to whom the benefit of such performance is to be rendered). The waiver by any party to this Agreement of a breach of any provision hereof shall not be taken or held to be a waiver of any succeeding breach of such provision or any other provision or as a waiver of the provision itself.

     11.3 Notices. All notices or other communications given or made hereunder shall be validly given or made if in writing and delivered by facsimile transmission or in person at, or mailed by overnight courier to, the following addresses (and shall be deemed effective at the time of receipt thereof).

     If to Seller:
                        URS Corporation
                        100 California Street, Suite 500
                        San Francisco, California 94111
                        Attn:  Kent P. Ainsworth
                        Facsimile:  (415) 398-2621

                        with a copy to:

                        Cooley Godward LLP
                        One Maritime Plaza, 20th Floor
                        San Francisco, California 94111-3580
                        Attn: Samuel M. Livermore
                        Facsimile: (415) 951-3699

     If to Purchaser:
                        RCBA Strategic Partners, L.P.
                        909 Montgomery Street, Suite 400
                        San Francisco, California  94133
                        Attn: Murray A. Indick
                        Facsimile: (415) 434-3130

                        with a copy to:

                        Wilmer, Cutler & Pickering
                        2445 M Street, N.W.
                        Washington, D.C.  20037
                        Attn:  Michael R. Klein and Eric R. Markus
                        Facsimile: (202) 663-6363

or to such other address as the party to whom notice is to be given may have previously furnished notice in writing to the other in the manner set forth above.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 44 of 108


     11.4  Expenses.

           (a) Seller shall reimburse Purchaser for all of Purchaser's reasonable out-of pocket costs and third party expenses (including professional fees), that Purchaser incurred in association with this Agreement including, but not limited to, conducting "due diligence" review of Seller, as and when such expenses are incurred; PROVIDED, HOWEVER, that if Purchaser has breached this Agreement as provided in Section 9.3, and Seller terminates this Agreement, each party shall bear its own expenses.

           (b) In addition to any other reimbursement to which Purchaser is entitled pursuant to this Section, Seller shall pay to Purchaser in cash at Closing the sum of One Million Five Hundred Thousand Dollars ($1,500,000.00) as a transaction fee.

     11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied to contracts made and performed within the State of Delaware, without regard to principles of conflicts of law.

     11.6 Severability; Interpretation. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, each of Seller and Purchaser directs that such court interpret and apply the remainder of this Agreement in the manner which it determines most closely effectuates their intent in entering into this Agreement, and in doing so particularly take into account the relative importance of the term, provision, covenant or restriction being held invalid, void or unenforceable.

     11.7 Headings. The index and section headings herein are for convenience only and shall not affect the construction hereof.

     11.8 Entire Agreement. This Agreement together with the other Transaction Documents embody the entire agreement between the Parties relating to the subject matter hereof and any and all prior oral or written agreements, representations or warranties, contracts, understandings, correspondence, conversations, and memoranda, whether written or oral, among Seller and Purchaser, or between or among any agents, representatives, parents, subsidiaries, Affiliates, predecessors in interest or successors in interest, with respect to the subject matter hereof.

     11.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     11.10 Absence of Third Party Beneficiary Rights. No provision of this Agreement is intended, nor will be interpreted, to provide or to create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, shareholder, employee, or partner of any party hereto or any other Person.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 45 of 108

    11.11 Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.

     11.12 Further Representations. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by the other party as to such tax consequences.

     11.13  Specific Performance; Remedies.

          (a) Seller acknowledges that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for any violation by Seller of the covenants or agreements contained in Sections 8.4 (Stockholder Meeting), 8.6 (Stock Exchange Listing), 8.8 (Equity Proposals), 8.9 (Publicity), 8.10 (Securities), 8.11(a), (b) and (c) (Pre-Closing Access; Post-Closing Access; Information), 8.13 (Exchange), and 8.14 (Tax Matters) of this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, Purchaser shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, these covenants and agreements of Seller.

          (b) Purchaser acknowledges that Seller will be irreparably harmed and that there will be no adequate remedy at law for any violation by Purchaser of the covenants or agreements contained in Section 8.9 (Publicity) and subsection 8.11(d) (Confidentiality) of this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, Seller shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, these covenants and agreements of Purchaser.

                 [Remainder of page left intentionally blank.]

CUSIP NO. 903236107               SCHEDULE 13D                 Page 46 of 108

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement.





RCBA STRATEGIC PARTNERS, L.P.                  URS CORPORATION



By:                                            By:
    -------------------------                      -------------------------
    Name:                                          Name:
    Title:                                         Title:


CUSIP NO. 903236107               SCHEDULE 13D                 Page 47 of 108

                                   Exhibit C

                         REGISTRATION RIGHTS AGREEMENT

     REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of June [   ],
1999, among URS Corporation, a Delaware corporation (the "Corporation"), and RCBA Strategic Partners, L.P., a Delaware limited partnership (the "Purchaser").

     WHEREAS, the Corporation is a party to a Securities Purchase Agreement, dated as of May 5, 1999 (as amended, the "Securities Purchase Agreement"), with the Purchaser, pursuant to which the Corporation agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Corporation for an aggregate purchase price of $100 million, upon the terms and subject to the conditions set forth therein, (x) 46,082.95 shares of Series A Preferred Stock of the Corporation (the "Series A Preferred Stock") and (y) 450,000 shares of Series C Preferred Stock of the Corporation (the "Series C Preferred Stock");

     WHEREAS, pursuant to the Securities Purchase Agreement, the Corporation and Purchaser agreed that, upon receipt of stockholder approval of (x) certain amendments to the Corporation's charter and (y) the issuance of convertible preferred stock to Purchaser, the Series A Preferred Stock and Series C Preferred Stock would be converted into Series B Convertible Exchangeable Preferred Stock of the Corporation (the "Series B Preferred Stock");

     WHEREAS, in order to induce the Purchaser to enter into the Securities Purchase Agreement, the Corporation has agreed to provide the registration rights set forth in this Agreement for the benefit of the Purchaser and its direct and indirect transferees;

     WHEREAS, the execution and delivery of this Agreement is a condition to the Purchaser's obligations pursuant to the Securities Purchase Agreement.

     NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein, each of Purchaser and the Corporation (together "Parties") agree as follows:

                                  ARTICLE I

                                 DEFINITIONS

     For purposes of this Agreement, the following terms have the following respective meanings:

     1.1 "Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such first Person. "Control" means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Any director, member of management or other employee of the Corporation or any of its Subsidiaries who

CUSIP NO. 903236107               SCHEDULE 13D                 Page 48 of 108

would not otherwise be an Affiliate of the Purchaser shall not be deemed to be an Affiliate of the Purchaser.

     1.2 "Agreement" is defined in the first paragraph of this Agreement.

     1.3 "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required to close.

     1.4 "Closing Date" means the date the closing of the securities purchase under the Securities Purchase Agreement.

     1.5 "Common Stock" means the Common Stock, par value of $.01 per share, of the Corporation.

     1.6 "Conversion Shares" means the shares of Common Stock issued to a holder upon the conversion of the Series B Preferred Stock.

     1.7 "Corporation" is defined in the first paragraph of this Agreement.

     1.8 "DTC" means the Depository Trust Company.

     1.9 "Distributee" means any person that is a member, stockholder or partner of Purchaser, or any person that is a member, stockholder or partner of a Distributee to which Registrable Securities are transferred or distributed by Purchaser or Distributee.

     1.10 "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time. Any reference to a particular section thereof shall include a reference to the corresponding section, if any, of any such successor federal statute, and the rules and regulations thereunder.

     1.11 "Holder" means Purchaser and any other holder of Registrable Securities under this Agreement, including an Affiliate, a Distributee or other successors, assigns and transferees of Purchaser or a Holder that has received Registrable Securities pursuant to Section 3.4 and agree to be bound by the terms of this Agreement as contemplated by Section 3.4.

     1.12 "NASD" means the National Association of Securities Dealers.

     1.13 "NYSE" means the New York Stock Exchange.

     1.14 "Person" means any natural person, firm, partnership, association, corporation, company, trust, business trust, governmental entity or other entity.

     1.15 "Postponement Period" is defined in Section 2.3(n).

     1.16 "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses

CUSIP NO. 903236107               SCHEDULE 13D                 Page 49 of 108

information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

     1.17 "Purchaser" is defined in the introduction to this Agreement.

     1.18 "Registrable Securities" means (i) the Series A Preferred Stock,
(ii) the Series C Preferred Stock; (iii) the Conversion Shares and the Repurchase Shares, and (iv) any securities issued or issuable with respect to any of the foregoing clauses (i) through (iii), (x) upon any conversion or exchange thereof, (y) by way of stock dividend or other distribution, stock split or reverse stock split or (z) in connection with a combination of shares, recapitalization, merger, consolidation, exchange offer or other reorganization. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (B) such securities shall have been distributed to the public in reliance upon Rule 144 or may be so distributed pursuant to Rule 144(k), (C) subject to the provisions of Section 2.1(b)(ii), such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Corporation and subsequent disposition of such securities shall not require registration or qualification of such securities under the Securities Act or any similar state law then in force, (D) such securities shall have been acquired by the Corporation or (E) sold in a private transaction in which the transferor's rights under this Agreement were not assigned. In determining the number of Registrable Securities outstanding at any time or whether the Holders of the requisite number of Registrable Securities have taken any action hereunder and in calculating the number of Registrable Securities for all other purposes under this Agreement, each share of Series A Preferred Stock shall be deemed to have been convertible into Common Stock (on the same terms and conditions as the Series B Preferred Stock) and to have converted (to the fullest extent then determinable) and such calculation shall include the number of Conversion Shares that then would be deliverable upon the conversion of such stock (as if such stock were convertible), and each share of Series C Preferred Stock shall be deemed to have been repurchased by the Corporation (to the fullest extent then determinable) and such calculation shall include the number of Repurchase Shares then deliverable upon the repurchase of such Series C Preferred Stock (to the fullest extent then determinable).

     1.19 "Registration Expenses" means all fees and expenses incident to the performance of or compliance with the provisions of this Agreement, whether or not any registration statement is filed or becomes effective, including, without limitation, all (i) registration and filing fees (including, without limitation, (A) fees with respect to filings required to be made with the NASD in connection with an underwritten offering, (B) fees and expenses of

CUSIP NO. 903236107               SCHEDULE 13D                 Page 50 of 108

compliance with state securities or blue sky laws, and (C) fees and other expenses associated with admitting for trading on the NYSE or any other applicable exchange or automated dealer system) the Series A Preferred Stock, the Series C Preferred Stock, Conversion Shares and Repurchase Shares, (ii) printing expenses, (iii) fees and disbursements of all independent certified public accountants referred to in Section 2.3 (including, without limitation, the reasonable expenses of any special audit and "cold comfort" letters required by or incident to such performance), (iv) the fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to Rule 2720 of the NASD Rules of Conduct, (v) fees and expenses of all attorneys, advisers, appraisers and other persons retained by the Corporation or any Subsidiary of the Corporation, (vi) internal expenses of the Corporation and its Subsidiaries,
(vii) the expense of any annual audit, (viii) the expenses relating to printing, word processing and distributing all registration statements, underwriting agreements, securities sales agreements, indentures and any other documents necessary in order to comply with this Agreement, and (ix) the reasonable out-of-pocket expenses and, as to in-house counsel, allocated costs of the Holders of the Registrable Securities being registered in such registration incurred in connection therewith including, without limitation, the reasonable fees and disbursements of not more than one outside counsel and one in-house counsel (who may be employed by an Affiliate of a Holder) chosen by the Holders of a majority of the Registrable Securities to be included in such Registration Statement. "Registration Expenses" shall not include any underwriting discounts or commissions or any transfer taxes payable in respect of the sale of Registrable Securities, which such expenses shall be paid or borne by the Holders thereof. Nor shall "Registration Expenses" include any fees or expenses incurred by or on behalf of any Holder who, without cause, either withdraws a request for registration or withdraws from a registration.

     1.20 "Registration Statement" means any registration statement of the Corporation that covers any of the Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such registration statement, including post-effective amendments, in each case including the Prospectus, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

     1.21 "Repurchase Shares" means the shares of Common Stock issued to a holder upon the repurchase of the Series C Preferred Stock.

     1.22 "Rule 144" means Rule 144 (or any successor provision) under the Securities Act.

     1.23 "Rule 145" means Rule 145 (or any successor provision) under the Securities Act.

     1.24 "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time. Any reference to a particular section thereof shall include a reference to the corresponding section, if any, of any such successor federal statute, and the rules and regulations thereunder.

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     1.25 "SEC" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange
Act.

     1.26 "Series A Preferred Stock" has the meaning given it in the first recital.

     1.27 "Series B Preferred Stock" has the meaning given it in second recital.

     1.28 "Special Registration" means the registration of shares of equity securities and/or options or other rights in respect thereof to be offered solely to directors, members of management, employees, consultants or sales agents, distributors or similar representatives of the Corporation or its direct or indirect Subsidiaries, solely on Form S-8 or any successor form.

     1.29 "Subsidiary" means, with respect to any Person, any corporation or Person, a majority of the outstanding voting stock or other equity interests of which is owned, directly or indirectly, by that Person.

     1.30 "underwritten registration" or "underwritten offering" means a registration in which securities of the Corporation (including Registrable Securities) are sold to an underwriter for reoffering to the public.


                                  ARTICLE II

                                 REGISTRATION

     1.31 Demand Registration.

          (1) Requests. Subject to the provisions of Section 2.6, at any time or from time to time after 12 months from the date of this Agreement, Holders of not less than 50% of the then outstanding Registrable Securities shall have the right to make written requests that the Corporation effect up to two registrations under the Securities Act of all or part of the Registrable Securities of the Holders making such request, which requests shall specify the intended method of disposition thereof by such Holders, including whether the registration requested is for an underwritten offering. For a registration to be underwritten, a majority of the Holders requesting registration (as measured by ownership of Registrable Securities) must so request. The Corporation shall not be required to effect more than two registrations under this Section 2.1.

          (2) Obligation to Effect Registration.

              (1) Within 10 business days after receipt by the Corporation of any request for registration pursuant to Section 2.1, the Corporation shall promptly give written notice of such requested registration to all Holders, and as soon as practicable will use its best efforts to effect the registration under the Securities Act of

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                  (1) the Registrable Securities which the Corporation has
been so requested to register pursuant to Section 2.1, and

                  (2) all other Registrable Securities which the Corporation has been requested to register by the Holders thereof by written request given to the Corporation within 10 days after the Corporation has given such written notice (which request shall specify the intended method of disposition of such Registrable Securities), all to the extent required to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered.

              (2) The Corporation's obligations under Section 2.1(a)(i) shall be subject to the following limitations:

                  (1) the Corporation shall not be required to effect a registration pursuant to this Section 2.1 during the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of, the registration statement pertaining to a public offering by the Corporation; PROVIDED, HOWEVER, that unless the Holders are permitted to register and sell in such offering all such Registrable Securities as they have requested be included in such offering without cutback under Section 2.2(b)(ii), then the Corporation may not decline to register shares pursuant to this clause (1) more than once every two years (such time period to commence upon the expiration of the end of the one hundred eighty
(180) day period referred to above); and

                  (2) the Corporation shall not be required to effect a registration on Form S-1 if it has filed and has maintained an effective "shelf" Registration Statement on Form S-3 pursuant to Section 2.1(c) and such Form S-3 is permitted to be used by the Holders demanding registration.

              (3) Shelf Registration. If requested by Holders of a majority of the Registrable Securities as to which registration has been requested pursuant to this Section 2.1, and if the Corporation is eligible to file such Registration Statement on Form S-3, the Registration Statement covering such Registrable Securities shall provide for the sale by the Holders thereof of the Registrable Securities from time to time on a delayed or a continuous basis under Rule 415 under the Securities Act. If more than one underwritten offering is requested under any particular shelf registration, each such additional underwritten offering shall constitute a separate "demand" registration for purposes of Section 2.1.

              (4) Effective Registration Statement. A registration requested pursuant to Section 2.1 shall not be deemed to have been effected unless it is declared effective by the SEC and remains effective for the period specified in Section 2.3(b). Notwithstanding the preceding sentence, a registration requested pursuant to Section 2.1 that does not become effective after the Corporation has filed a Registration Statement with respect thereto by reason of the refusal to proceed of the Holders of Registrable Securities requesting the registration, or by reason of a request by a majority of the Selling Holders participating in such registration that such registration be

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withdrawn, shall be deemed to have been effected by the Corporation at the request of such Holders.

              (5) Pro Rata Allocation. If the Corporation determines, based on consultation with the managing underwriters or, in an offering which is not underwritten, with an investment banker, that the number of securities to be sold in any such offering should be limited due to market conditions or otherwise, Holders of Registrable Securities proposing to sell their securities in such registration shall share pro rata in the number of securities being offered (as determined by the Holders holding a majority of the Registrable Securities for which registration is being requested in consultation with the managing underwriters or investment banker, as the case may be) and registered for their account, such sharing to be based on the number of Registrable Securities as to which registration was requested by such Holders.

              (6) Inclusion of Other Securities in Demand Registration. Notwithstanding any other provision of this Section 2.1, and subject to the Registration Rights Agreement dated February 21, 1990 (the "1990 Registration Rights Agreement") by and among the Corporation, Wells Fargo Bank, N.A., a national banking association, BK Capital Partners I, BK Capital Partners II, BK Capital Partners III, Executive Life Insurance Company, Novato Partners, the Common Fund, Richard C. Blum & Associates I, and the Management Holders (as defined therein):

                  (1) The Corporation may, subject to the remainder of this
Section 2.1(f), elect to include in any Registration Statement made pursuant to Section 2.1(a), authorized but unissued shares of Common Stock or shares of Common Stock held as treasury stock;

                  (2) The Corporation shall not register securities (other than Registrable Securities) for sale for the account of any Person (other than the Corporation) in any registration requested pursuant to Section 2.1(a); and

                  (3) If any Registration Statement made pursuant to Section 2.1(a) involves an underwritten offering and the managing underwriter of such offering (or, in connection with an offering that is not underwritten, an investment banker) shall advise the Corporation that, in its view, the number of securities requested to be included in such Registration exceeds the largest number that can be sold in an orderly manner in such offering within a price range acceptable to the selling Holders, the Corporation shall include in such Registration:

                      (1) first, all shares of Common Stock requested to be included in such Registration by the selling Holders as provided in Section 2.1(e); and

                      (2) second, to the extent that the number of securities to be registered pursuant to clause (1) is less than the largest number that can be sold in an orderly manner in such offering within a price range

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acceptable to the selling Holders, securities that the Corporation proposes to register.

     1.32 Piggyback Registration. If the Corporation at any time proposes to register any of its common stock under the Securities Act (other than a Registration relating solely to the sale of securities to participants in a Company stock plan, on Form S-4 with respect to any merger, consolidation or acquisition, pursuant to Section 2.1 or pursuant to a Special Registration), whether or not for sale for its own account, and the registration form to be used may be used for the registration of Registrable Securities, it shall each such time give prompt written notice to all Holders of Registrable Securities of its intention to do so and, upon the written request of any Holder of Registrable Securities given to the Corporation within 10 days after the Corporation has given any such notice (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Corporation will use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Corporation has been so requested to register by the Holders thereof, to the extent required to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered, provided that:

          (1) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Corporation shall determine for any reason not to register such securities, the Corporation may, at its election, give written notice of such determination to each Holder that was previously notified of such registration and, thereupon, shall not register any Registrable Securities in connection with such registration (but shall nevertheless pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any Holders to request that a registration be effected under Section 2.1; and

          (2) if the Corporation shall be advised in writing by the managing underwriters (or, in connection with an offering which is not underwritten, by an investment banker) that in their or its opinion the number of securities requested to be included in such registration (whether by the Corporation, pursuant to this Section 2.2 or pursuant to any other rights granted by the Corporation to a holder or holders of its securities to request or demand such registration or inclusion of any such securities in any such registration) exceeds the number of such securities which can be sold in such offering in an orderly manner within a price range that is acceptable to the Corporation, the Corporation shall include in such Registration:

              (1) first, all shares of Common Stock that the Company proposes to register for its own account; and

              (2) subject to the 1990 Registration Rights Agreement:

                  (1) second, to the extent that the number of shares registered pursuant to clause (i) is less than the largest number that can be sold in an orderly manner in such offering within a price range acceptable to

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the Corporation, the Registrable Securities requested to be included by the
Holders; and

                  (2) third, to the extent that the number of shares registered pursuant to clauses (i) and (ii) is less than the largest number that can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, the securities requested to be included by any other holders, and the Corporation shall so provide in any registration agreement hereinafter entered into with respect to any of its securities.

The securities to be included in any such registration pursuant to clause (ii) or (iii) shall be allocated on a pro rata basis among all holders requesting that securities be included in such registration pursuant to such clause on the basis of the number of securities requested to be included by such holders. No registration effected under this Section 2.2 shall relieve the Corporation from its obligation to effect registrations upon request under
Section 2.1. The Corporation shall not be obligated to cause any "piggyback" registration to be underwritten.

     1.33 Registration Procedures. If and whenever the Corporation is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1 and 2.2, the Corporation shall:

          (1) prepare and file with the SEC, as soon as practicable, a Registration Statement with respect to such securities, make all required filings with the NYSE and use best efforts to cause such Registration Statement to become effective at the earliest possible date;

          (2) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith and such other documents as may be necessary to keep such Registration Statement effective until the earlier of (i) 30 days after the effective date of such Registration Statement (360 days in the case of a Shelf Registration pursuant to Section 2.1(c)) or (ii) the consummation of the disposition by the Holders of all the Registrable Securities covered by such Registration Statement and otherwise comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

          (3) furnish to counsel (if any) selected by the Holders of a majority of the Registrable Securities covered by such Registration Statement and to counsel for the underwriters in any underwritten offering copies of all documents proposed to be filed with the SEC in connection with such registration a reasonable time prior to the proposed filing thereof and give reasonable consideration in good faith to any comments of such Holders, counsel and underwriters. The Corporation shall not file any Registration Statement or Prospectus or any amendments or supplements thereto pursuant to a registration under Section 2.1(a) if the Holders of a majority of the Registrable Securities covered by such Registration Statement, their counsel, or the underwriters, if any, shall reasonably object in writing;

 CUSIP NO. 903236107               SCHEDULE 13D                 Page 56 of 108

         (4) furnish to each seller of Registrable Securities, without charge, such reasonable number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case, including all exhibits (including exhibits incorporated by reference), financial statements, schedules and all documents incorporated therein, deemed to be incorporated therein by reference or filed therewith, except that the Corporation shall not be obligated to furnish any seller of securities with more than two copies of such exhibits and documents), such number of copies of the Prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus) in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the disposition of the securities owned by such seller;

          (5) use its best efforts to register or qualify and cooperate with the Holders of Registrable Securities, the underwriters and their respective counsels in connection with the registration or qualification (or exemption from such registration or qualification) of the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each seller shall request; provided, however, that where Registrable Securities are offered other than through an underwritten offering, the Corporation agrees to cause its counsel to perform blue sky investigations and file registrations and qualifications required to be filed pursuant to this Section 2.3(e); keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be effective hereunder and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Corporation shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, subject itself to taxation in any jurisdiction wherein it is not so subject, or take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject;

          (6) (i) notify each Holder of Registrable Securities subject to such Registration Statement if such Registration Statement, at the time it or any amendment thereto became effective, (x) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading upon discovery by the Corporation of such material misstatement or omission or (y) upon discovery by the Corporation of the happening of any event as a result of which the Corporation believes there would be such a material misstatement or omission, and, as promptly as practicable, prepare and file with the SEC a post-effective amendment to such registration statement and use best efforts to cause such post-effective amendment to become effective such that such registration statement, as so amended, shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) notify each Holder of Registrable Securities subject to such Registration Statement, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, if the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a

CUSIP NO. 903236107               SCHEDULE 13D                 Page 57 of 108

material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in each case upon discovery by the Company of such material misstatement or omission or upon discovery by the Corporation of the happening of any event as a result of which the Company believes there would be a material misstatement or omission, and, as promptly as is practicable, prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

          (7) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement of the Corporation complying with the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year)
(i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to an underwriter or to underwriters in a firm commitment or best efforts underwritten offering and (ii) if not sold to an underwriter or to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Corporation after the effective date of the relevant Registration Statement, which statements shall cover said 12-month periods;

          (8) promptly notify each Holder of any Registrable Securities covered by such Registration Statement, their counsel and the underwriters (i) when such Registration Statement, or any post-effective amendment to such Registration Statement, shall have become effective, or any amendment of or supplement to the Prospectus used in connection therewith shall have been filed, (ii) of any request by the SEC to amend such Registration Statement or to amend or supplement such Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or the initiation or threatening of any proceedings for any of such purposes, (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or of the institution of any proceedings for any of such purposes and (v) if at any time when a Prospectus is to be required by the Securities Act to be delivered in connection with the sale of the Registrable Securities, the representations and warranties of the Company contained in the underwriting agreement contemplated in Section 2.4(b) below, to the knowledge of the Corporation, cease to be true and correct in any material respect;

          (9) use its best efforts to prevent the issuance of any order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of a Prospectus or suspending the qualification (or exemption from qualification) of any of the Registrable

CUSIP NO. 903236107               SCHEDULE 13D                 Page 58 of 108

Securities covered thereby for sale in any jurisdiction, and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment;

          (10) if requested by the managing underwriter, if any, or the Holders of a majority of the Registrable Securities being sold in connection with an underwriting offering, (i) promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter, if any, or such Holders reasonably request to be included therein to comply with applicable law and (ii) make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after the Corporation has received notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;

          (11) cooperate with the Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of new certificates representing Registrable Securities to be sold against delivery by the Holders of any old certificates representing such Registrable Securities, which new certificates shall not bear any restrictive legends whatsoever and shall be in a form eligible for deposit with DTC, and enable such Registrable Securities to be in such denominations and registered in such names as the underwriters, if any, or Holders may reasonably request at least two business days prior to any sale of Registrable Securities in a firm commitment underwritten public offering;

          (12) prior to the effective date of the Registration Statement, (i) provide the registrar for the Common Stock or such other Registrable Securities with printed certificates for such securities in a form eligible for deposit with DTC and (ii) provide a CUSIP number for such securities;

          (13) cause the Conversion Shares and Repurchase Shares, and use its best efforts to cause the Series A Preferred Stock and Series C Preferred Stock, to be admitted for trading on the NYSE (or such other exchange or automated trading system as shall be the primary trading system or exchange for the Common Stock) in the event that the Registrable Securities covered by such Registration Statement include any Series A Preferred Stock, Series C Preferred Stock, Conversion Shares and Repurchase Shares not already so listed; and

          (14) have the right -- if the Board of Directors of the Company, in its good faith judgment, determines that any Registration of shares of Common Stock should not be made or continued because it would materially interfere with any material financing, acquisition, corporation reorganization, merger, or other transaction involving the Company or any of its subsidiaries, or would require premature disclosure of material non-public information (a "Valid Business Reason") -- (i) to postpone filing a Registration Statement until such Valid Business Reason no longer exists, but in no event for more than 180 days, and (ii) to cause any Registration Statement that has already been filed to be withdrawn and its effectiveness terminated or to postpone amending or supplementing such Registration Statement until such Valid Business Reason no longer exists, but in no event for more than 90 days (the "Postponement Period"); provided, however, that in no event shall the Company

CUSIP NO. 903236107               SCHEDULE 13D                 Page 59 of 108

be permitted to postpone or withdraw a Registration Statement within 180 days after the expiration of the Postponement Period; and

          (15) have the right to require each Holder of any Registrable Securities as to which any registration is being effected to furnish to the Corporation such information regarding such Holder and the distribution of such securities as the Corporation may from time to time reasonably request in writing and as shall be required by law in connection therewith. Each such Holder agrees to furnish promptly to the Corporation all information required to be disclosed in order to make the information previously furnished to the Corporation by such Holder not materially misleading. The Corporation agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus used in connection therewith, which refers to any seller of any securities covered thereby by name, or otherwise identifies such seller as the holder of any securities of the Corporation, without the consent of such seller, such consent not to be unreasonably withheld, except that no such consent shall be required for any disclosure that is required by law. By the acquisition of Registrable Securities, each Holder shall be deemed to have agreed that upon receipt of any notice from the Corporation pursuant to
Section 2.3(f) or (n), such Holder will promptly discontinue such Holder's disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder shall have received, in the case of clause (i) of Section 2.3(f), notice from the Corporation that such Registration Statement has been amended, as contemplated by Section 2.3(f); in the case of clause (ii) of Section 2.3(f), copies of the supplemented or amended Prospectus contemplated by Section 2.3(f); or, in the case of Section 2.3(n), the time period specified has elapsed or such Holder has received notice from the Corporation that the Postponement Period has been terminated. If so directed by the Corporation, each Holder will deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies, in such Holder's possession of the Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that the Corporation shall give any such notice, the period mentioned in
Section 2.3(b) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such Registration Statement shall have received the copies of the supplemented or amended Prospectus contemplated by Section 2.3(f).

     1.34 Underwritten Offerings. The provisions of this Section 2.4 do not establish additional registration rights but instead set forth procedures applicable, in addition to those set forth in Sections 2.1 through 2.3, to any registration that is an underwritten offering.

          (1) Underwritten Offerings Exclusive. Whenever a registration requested pursuant to Section 2.1 is for an underwritten offering, only securities that are to be distributed by the underwriters may be included in the registration.

          (2) Underwriting Agreement. If requested by the underwriters for any underwritten offering by Holders pursuant to a registration requested under

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Section 2.1, the Corporation shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Holders of a majority of the Registrable Securities to be covered by such registration and to the underwriters and to contain such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in agreements of this type, including, but not limited to, indemnities to the effect and to the extent provided in Section 2.7, provisions for the delivery of officers' certificates, opinions of counsel and accountants' "cold comfort" letters, and hold-back arrangements. The Holders of Registrable Securities to be distributed by such underwriters shall be parties to such underwriting agreement.

          (3) Selection of Underwriters. Whenever a registration requested pursuant to Section 2.1 is for an underwritten offering, the Holders of a majority of the Registrable Securities to be registered pursuant to such offering shall have the right to select one or more underwriters to administer the offering, subject to the consent of the Corporation, which shall not be unreasonably withheld. If the Corporation at any time proposes to register any of its securities under the Securities Act for sale for its own account and such securities are to be distributed by or through one or more underwriters, the Corporation shall have the right to select one or more underwriters to administer the offering, subject to the consent of the Holders of a majority of Registrable Securities to be registered pursuant to such offering, which shall not be unreasonably withheld. In all cases in this Section 2.4(c), at least one of the underwriters chosen by the Holders or the Corporation shall be an underwriter of nationally recognized standing.

          (4) Hold Back Agreements. If and whenever the Corporation proposes to register any of its equity securities under the Securities Act, whether or not for its own account (other than pursuant to a Special Registration), or is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2.1 or 2.2, each Holder, if required by the managing underwriter in an underwritten offering, agrees by acquisition of such Registrable Securities not to effect (other than pursuant to such registration) any public sale or distribution, including, but not limited to, any sale pursuant to Rule 144, of any Registrable Securities, any other equity securities of the Corporation or any securities convertible into or exchangeable or exercisable for any equity securities of the Corporation during the 10 days prior to, and for 180 days after, the effective date of such registration, to the extent timely notified in writing by the Corporation or the managing underwriter, and the Corporation agrees to cause each holder of any equity security, or of any security convertible into or exchangeable or exercisable for any equity security, of the Corporation purchased from the Corporation at any time other than in a public offering to enter into a similar agreement with the Corporation. The foregoing provisions shall not apply to any Holder if such Holder is prevented by applicable statute or regulation from entering into any such agreement; provided, however, that any such Holder shall undertake, in its request to participate in any such underwritten offering, not to effect any public sale or distribution of any applicable class of Registrable Securities commencing on the date of sale of such applicable class of Registrable Securities unless it

CUSIP NO. 903236107               SCHEDULE 13D                 Page 61 of 108

has provided 45 days prior written notice of such sale or distribution to the underwriter or underwriters. The Corporation further agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any Registration Statement (other than such registration or a Special Registration) covering any, of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the 10 days prior to, and for 90 days after, the effective date of such registration if required by the managing underwriter.

          (5) in connection with an underwritten public offering only, furnish to each underwriter

              (1) an opinion of counsel for the Corporation experienced in securities law matters, dated the effective date of the Registration Statement, and

              (2) a "cold comfort" letter signed by the independent public accountants who have issued an audit report on the Corporation's financial statements included in the Registration Statement, subject to each seller having executed and delivered to the independent public accountants such certificates and documents as such accountants shall reasonably request, covering substantially the same matters with respect to the Registration Statement (and the Prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities.

     1.35 Preparation; Reasonable Investigation. In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act, the Corporation shall give the Holders of such Registrable Securities so to be registered and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such Registration Statement, each Prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, and shall give each of them such access to all pertinent financial, corporate and other documents and properties of the Corporation and its Subsidiaries, and such opportunities to discuss the business of the Corporation with its officers, directors, employees and the independent public accountants who have issued audit reports on its financial statements as shall be necessary, in the reasonable opinion of such Holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

     1.36 Other Registrations. If and whenever the Corporation is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2.1 or 2.2, and if such registration shall not have been withdrawn or abandoned, the Corporation shall not be obligated to and shall not file any Registration Statement with respect to any of its securities (including Registrable Securities) under the Securities Act (other than a Special Registration), whether of its own accord

CUSIP NO. 903236107               SCHEDULE 13D                 Page 62 of 108

or at the request or demand of any holder or holders of such securities, until a period of 180 days shall have elapsed from the effective date of such previous registration, provided that the Corporation shall not be excused from filing a registration statement by virtue of this Section 2.6 more than once in a 360 day period.

     1.37 Indemnification.

          (1) Indemnification by the Corporation. In the event of any registration of any Registrable Securities under the Securities Act pursuant to Section 2.1 or 2.2, the Corporation shall indemnify and hold harmless the seller of such securities, its directors, officers, and employees, each other person who participates as an underwriter, broker or dealer in the offering or sale of such securities and each other person, if any, who controls such seller or any such participating person within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which such seller or any such director, officer, employee, participating person or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any Prospectus or preliminary prospectus included therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state a material fact required to be stated in any such Registration Statement, Prospectus, preliminary prospectus, amendment or supplement or necessary to make the statements therein not misleading; and the Corporation shall reimburse such seller and each such director, officer, employee, participating person and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding as such expenses are incurred; provided that the Corporation shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or omission made in any such Registration Statement, Prospectus, preliminary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Corporation by such seller or participating person expressly for use in the preparation thereof; provided further that the Corporation shall not be liable and indemnification shall not apply to amounts paid in any settlement effected without the consent of the Corporation.

          (2) Indemnification by the Sellers. In the event of any registration of any Registrable Securities under the Securities Act pursuant to Section 2.1 or 2.2, each of the prospective sellers of such securities, will indemnify and hold harmless the Corporation, each director of the Corporation, each officer of the Corporation who shall sign such Registration Statement, and each other person, if any, who controls the Corporation or any such participating person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which the Corporation or any such director, officer, employee, participating person or controlling person may become subject under

CUSIP NO. 903236107               SCHEDULE 13D                 Page 63 of 108

the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any Prospectus or preliminary prospectus included therein, or any amendment or supplement thereto, or any omission or alleged omission to state a material fact with respect to such seller required to be stated in any such Registration Statement, Prospectus, preliminary prospectus, amendment or supplement or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and in conformity with written information furnished to the Corporation by such seller expressly for use in the preparation of any such Registration Statement, Prospectus, preliminary prospectus, amendment or supplement; provided that the liability of each such seller shall be in proportion to and limited to the gross amount received by such seller from the sale of Registrable Securities pursuant to such Registration Statement; provided further that any Seller shall not be liable and indemnification shall not apply to amounts paid in any settlement effected without the consent of that Seller.

          (3) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 2.7, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party hereunder, give prompt written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided therein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 2.7 unless the failure to provide prompt written notice shall cause actual prejudice to the indemnifying party. In case any such action is brought against an indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to retain counsel reasonably satisfactory to such indemnified party to defend against such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel and the payment of such fees by the indemnifying party or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party has not retained counsel to defend such proceeding, in which case (under any of such clauses (i), (ii) or (iii)) it is understood that (x) the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties and (y) such firm shall be designated in writing by the Holders of a majority of the Registrable Securities included in such Registration Statement in the case of parties indemnified pursuant to Section 2.7(a) and by the Corporation in the case of parties indemnified pursuant to

CUSIP NO. 903236107               SCHEDULE 13D                 Page 64 of 108

Section 2.7(b). All fees and expenses that an indemnified party is entitled to receive from an indemnifying party under this Section 2.7 shall be reimbursed as they are incurred, provided that each such indemnified party shall promptly repay such fees and expenses if it is finally judicially determined that such indemnified party is not entitled to indemnification hereunder. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of such indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          (4) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 2.7 (with appropriate modifications) shall be given by the Corporation and each seller of Registrable Securities with respect to any required registration or other qualification of such Registrable Securities under any federal or state law or regulation of governmental authority other than the Securities Act.

          (5) Other Remedies. If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, other than by reason of the exceptions provided therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or the Holders of Registrable Securities covered by the Registration Statement in question and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Corporation and the Holders agree that it would not be just and equitable if contribution pursuant to this
Section 2.7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph of this Section
2.7 shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. No party shall be liable for contribution under this Section 2.7(e) except to the extent and under such

CUSIP NO. 903236107               SCHEDULE 13D                 Page 65 of 108

circumstances as such party would have been liable to indemnify under this
Section 2.7 if such indemnification were enforceable under applicable law.

          (6) Officers and Directors. As used in this Section 2.7, the terms "officers" and "directors" shall include the partners of Holders which are partnerships and the members of Holders which are limited liability companies.

     1.38 Expenses. The Corporation shall pay all Registration Expenses in connection with each registration of Registrable Securities pursuant to this
Section 2, as provided in this Agreement.


                                  ARTICLE III

                                 MISCELLANEOUS

     1.39 Legended Securities; etc. The Corporation shall issue new certificates for Registrable Securities without a legend restricting further transfer if (I) such securities have been sold to the public pursuant to an effective Registration Statement under the Securities Act (other than Form S-8 if the Holder of such Registrable Securities is an Affiliate) or Rule 144, or
(ii) (x) such issuance is otherwise permitted under the Securities Act, (y) the Holder of such shares has delivered to the Corporation an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Corporation, to such effect and (z) the Holder of such shares expressly requests the issuance of such certificates in writing.

     1.40 Amendments and Waivers. This Agreement may be amended, modified or supplemented, and the Corporation may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Corporation shall have obtained the written consent to such amendment, action or omission to act, of the Holder or Holders of at least a majority of the Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement; PROVIDED, HOWEVER, that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party or parties granting such waiver in any other respect or at any other time.

     1.41 Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election and unless notice is otherwise given to the Corporation by the record owner, be treated as the holder of such Registrable Securities for purposes of any request or other action by any

CUSIP NO. 903236107               SCHEDULE 13D                 Page 66 of 108

Holder or Holders pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any Holder or Holders contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Corporation may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

     1.42 Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors assign and transferees. Purchaser or a Holder may assign its rights hereunder in whole or in part to an Affiliate or to a Distributee or to other successors, assigns and transferees of Purchaser or such Holder; provided that such Affiliate, Distributee or successor, assignee or transferee expressly agrees to be bound by this Agreement by written supplement. This Agreement shall survive any transfer of Registrable Securities to and shall inure to the benefit of an Affiliate, a Distributee or such other successors, assigns and transferees of Purchaser or such Holder.

     1.43 Notices. All notices or other communications given or made under this Agreement shall be validly given or made if in writing and delivered by facsimile transmission or in person at, or mailed by overnight courier to, the following addresses (and shall be deemed effective at the time of receipt thereof):

     If to Seller:
                        URS Corporation
                        100 California Street, Suite 500
                        San Francisco, California 94111
                        Attn:  Kent P. Ainsworth
                        Facsimile: (415) 398-2621

                        with a copy to:

                        Cooley Godward LLP
                        One Maritime Plaza, 20th Floor
                        San Francisco, California 94111-3580
                        Attn: Samuel M. Livermore
                        Facsimile: (415) 951-3699

     If to Purchaser:

                        RCBA Strategic Partners, L.P.
                        909 Montgomery Street, Suite 400
                        San Francisco, California  94133
                        Attn: Murray A. Indick
                        Facsimile: (415) 434-3130

                        with a copy to:

                        Wilmer, Cutler & Pickering
                        2445 M Street, N.W.
                        Washington, D.C.  20037

CUSIP NO. 903236107               SCHEDULE 13D                 Page 67 of 108

                        Attn:  Michael R. Klein and Eric R. Markus
                        Facsimile: (202) 663-6363

or to such other address as the party to whom notice is to be given may have previously furnished notices to the other in the manner set forth above.

     1.44 No Inconsistent Agreements. The Corporation shall not hereafter enter into any agreement, or amend any existing agreement, with respect to its securities if such agreement would be inconsistent with the rights granted to the Holders by this Agreement.

     1.45 Remedies; Attorneys' Fees. Each Holder of Registrable Securities, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Corporation agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any provision of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. As between the parties to this Agreement, in any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorney's fees in addition to its costs and expenses and any other available remedy.

     1.46 Severability. If any clause, provision or section of this Agreement shall be invalid, illegal or unenforceable, the invalidity, illegality or unenforceability of such clause, provision or section shall not affect the enforceability or validity of any of the remaining clauses, provisions or sections hereof to the extent permitted by applicable law. The invalidity of any one or more phrases, sentences, clauses, Sections or subsections of this Agreement shall not affect the remaining portions of this Agreement.

     1.47 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

     1.48 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which together constitute one and the same instrument.

     1.49 No Third Party Beneficiaries. Except as provided in Sections 2.7 and 3.4, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto, each such party's respective successors and permitted assigns.

     1.50 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied to contracts made and performed within the State of Delaware, without regard to principles of conflicts of law.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 68 of 108

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.



RCBA STRATEGIC PARTNERS, L.P.                     URS CORPORATION



By:                                               By:
    -------------------------                        -------------------------
    Name:                                            Name:
    Title:                                           Title:

CUSIP NO. 903236107               SCHEDULE 13D                 Page 69 of 108

                                   Exhibit D


                          CERTIFICATE OF DESIGNATION

                                      of

                                    SERIES A
                                 PREFERRED STOCK

                                      of

                                URS CORPORATION

                             ===================

           Pursuant to Section 151 of the General Corporation Law
                            of the State of Delaware

                             ===================

     URS Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in its Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors (the "Board of Directors") has adopted the following resolution creating a series of its Preferred Stock, par value $.01 per share, designated as Series A Preferred Stock:

     RESOLVED, that a series of authorized Preferred Stock, par value $.01 per share, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

     Section 1.  Designation and Amount.

     The shares of such series shall be designated as the "Series A Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting such series shall be 300,000 shares of Series A Preferred Stock. Section 12 below contains the definitions of certain defined terms used herein.

     Section 2.  Dividends and Distributions.

            (a) The holders of shares of Series A Preferred Stock, in preference to the holders of shares of the Common Stock and of any other Capital Stock of the Corporation ranking junior to the Series A Preferred Stock as to payment of dividends, shall be entitled to receive on the last day of each calendar quarter, cumulative dividends on the Series A Preferred Stock accruing on a daily basis (computed on the basis of a 360-day year of twelve 30-day months) at the rate per annum equal to the Dividend Rate (as defined herein) per share of Series A Preferred Stock calculated as a percentage of

CUSIP NO. 903236107               SCHEDULE 13D                 Page 70 of 108

$2,170.00, compounded quarterly, from and including the date of issuance until the redemption of the Series A Preferred Stock. Such dividends shall be paid in kind as herein provided, and will be paid whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends on the Series A Preferred Stock shall be paid in additional shares of Series A Preferred Stock valued at $2,170.00 per share. For purposes hereof, the "Dividend Rate" shall mean eight percent (8%) per annum from the date of initial issuance of the Series A Preferred Stock until six (6) months after the date of issuance, and (ii) and fifteen percent (15%) thereafter (except as otherwise provided in the last sentence of Section 4(b)(ii)); PROVIDED, HOWEVER, that if Stockholder Approval (as such term is defined in the Securities Purchase Agreement) has not been obtained within six (6) months after the date of issuance, then the Dividend Rate shall be retroactively recalculated as if it were fifteen percent (15%) from the time of issuance and additional dividend shares shall be paid in respect of such retroactive increase.

            (b) In case the Corporation or any Subsidiary of the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spin off) on the Common Stock, other than any dividend or distribution of shares of Common Stock covered by paragraph (b)(i) of Section 7 hereof (a "Covered Distribution"), the holders of shares of Series A Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series A Preferred Stock held, in addition to the dividends payable under paragraph (a) of this Section 2, the same dividend or distribution received by a holder of the number of shares of Common Stock equal to the Common Liquidation Equivalent per share of Series A Preferred Stock on the record date for such dividend or distribution. Any such dividend or distribution shall be declared, ordered, paid or made on the Series A Preferred Stock at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock and shall be in addition to any dividends payable under paragraph (a) of this Section 2.

     Section 3.  Voting Rights.

     So long as any shares of Series A Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the Requisite Holders, voting as a single class, given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Corporation shall not (and shall not permit or authorize any subsidiary to): (i) authorize, create or issue any class or series, or any shares of any class or series, of stock having any preference or priority as to voting, dividends or upon liquidation, dissolution or winding up over the Series A Preferred Stock ("Senior Stock");
(ii) authorize, create or issue any class or series, or any shares of any class or series, of stock ranking on a parity as to voting, dividends or upon liquidation, dissolution or winding up with the Series A Preferred Stock

CUSIP NO. 903236107               SCHEDULE 13D                 Page 71 of 108

 ("Parity Stock"); (iii) reclassify any shares of stock of the Corporation into shares of Senior Stock or Parity Stock; (iv) authorize any security exchangeable for, convertible into, or evidencing the right to purchase any shares of Senior Stock or Parity Stock, other than the exchange of Series B Exchangeable Convertible Preferred Stock of the Corporation (the "Series B Preferred Stock") for shares of Series A Preferred Stock and Series C Preferred Stock of the Corporation (the "Series C Preferred Stock"); (v) alter or change the rights, preferences or privileges of the Series A Preferred Stock; (vi) increase or decrease the authorized number of shares of Series A Preferred Stock or issue shares of Series A Preferred Stock other than to holders of Series A Preferred Stock pursuant to its terms; or (vii) amend or waive any provision of the Corporation's Certification of Incorporation or bylaws in a manner adverse in any respect to the holders of Series A Preferred Stock.

     Section 4.  Mandatory Repurchase by the Corporation.

            (a) On the twelfth anniversary of the Closing Date of the Securities Purchase Agreement, the Corporation shall purchase for cash from each holder of shares of Series A Preferred Stock the number of shares of the Series A Preferred Stock held by such holder on such twelfth anniversary. Repurchases made pursuant to this Section 4(a) shall be effected on such anniversary date (or such other day as the holder and the Corporation may agree) and shall be for the Liquidation Preference. The place of payment shall be at an office or agency fixed therefor by the Corporation or, if not fixed, at the principal executive office of the Corporation.

            (b)  (i)   On the date fixed for repurchase, each holder of shares
of Series A Preferred Stock shall surrender the certificate representing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment in cash therefor provided in this
Section 4. Dividends with respect to the shares of Series A Preferred Stock so purchased shall cease to accrue after the date so purchased, such shares shall no longer be deemed outstanding after such date and the holders thereof shall cease to be stockholders of the Corporation and all rights whatsoever with respect to the shares so purchased shall terminate.

                 (ii) If the funds legally available for such purchase are not sufficient to purchase all the shares of Series A Preferred Stock tendered to the Corporation for purchase, the Corporation shall purchase the greatest number of whole shares for which such funds are so available on a pro rata basis among all tendering holders based on the ratio of the number of shares tendered by each of them to the aggregate amount of all shares so tendered, and the certificates representing the unpurchased shares shall be deemed not to be surrendered for repurchase, such unpurchased shares shall remain outstanding and the rights of the holders of shares of Series A Preferred Stock thereafter shall continue to be those of a holder of shares of the Series A Preferred Stock; PROVIDED, HOWEVER, the Corporation shall thereafter be required to repurchase all such remaining shares at the first date it has sufficient funds legally available for such purpose at the price it would have paid at the date such shares were actually tendered and the Corporation shall give notice as aforesaid to each holder whose shares were not repurchased for

CUSIP NO. 903236107               SCHEDULE 13D                 Page 72 of 108

such reason and such holder shall thereafter have the right to elect to have such shares repurchased, such election to be made within 30 days of receipt of such notice. For purposes of this Section, the Corporation shall be deemed not to have sufficient funds legally available for any such purchase if the Board of Directors reasonably determines that immediately after such repurchase the Corporation would be insolvent. Upon the failure to purchase all of the Series A Preferred Stock as required by this Section 4, the Dividend Rate on any such stock that has not been purchased shall automatically, pursuant to Section 2(a), increase to eighteen percent (18%).

            (c) Whenever the Corporation shall not have redeemed the shares of Series A Preferred Stock within five (5) Business Days of the date such redemption is required by Section 4(a), thereafter and until all redemption payments shall have been made, if and so long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, nor shall it permit any of its Subsidiaries to: (i) declare or pay dividends, or make any other distributions, on any shares of Common Stock or other capital stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Stock ("Junior Stock"), other than dividends or distribution payable in Junior Stock; (ii) declare or pay dividends, or make any other distributions, on any shares of Parity Stock, other than dividends or distributions payable in Junior Stock, except dividends paid ratably on the Series A Preferred Stock and all Parity Stock on which dividends are payable or in arrears, in proportion to the total amounts to which the holders of all such shares are then entitled; (iii) redeem or purchase or otherwise acquire for consideration (other than Junior Stock) any shares of Junior Stock or Parity Stock (other than, with respect to Parity Stock, ratably with the Series A Preferred Stock); or (iv) purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, other than purchases ratably among all holders of the Series A Preferred Stock.

            (d) The Corporation shall not permit any Subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of capital stock of the Corporation unless the Corporation could, pursuant to paragraph (c) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

     Section 5.  Reacquired Shares.

     Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the lawful purchase of such shares, the capital represented by such shares shall be reduced in accordance with the General Corporation Law of the State of Delaware. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, par value $.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on authorizing, or creating or issuing any class or series, or any shares of any class or series, set forth in Section 3.

 CUSIP NO. 903236107               SCHEDULE 13D                 Page 73 of 108

    Section 6.  Liquidation, Dissolution or Winding Up.

     If the Corporation shall adopt a plan of liquidation or of dissolution, or commence a voluntary case under the Federal bankruptcy laws or any other applicable state or Federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of ninety (90) consecutive days and on account of such event the Corporation shall liquidate, dissolve or wind up, or upon any other liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of Junior Stock, unless prior thereto, the holders of shares of Series A Preferred Stock shall have received in cash the Liquidation Preference, or (ii) to the holders of shares of Parity Stock, except distributions made ratably on the Series A Preferred Stock and all such Parity Stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up of the Corporation. A consolidation, merger, corporate reorganization, recapitalization or other similar transaction as a result of which the beneficial holders of the Corporation's Common Stock immediately prior to such transaction do not hold, directly or indirectly, in excess of 50% of the combined voting securities entitled to vote generally in the election of the directors of the surviving or resulting corporation immediately after such transaction, and a sale or other disposition of all or substantially all of the assets of the Corporation in one transaction or series of related transactions, each shall be deemed to be a "liquidation" within the meaning of this Section 6; provided that no such transaction shall be deemed to be a "liquidation" if first approved by the Board of Directors of the Corporation and the Requisite Holders.

     Section 7.  Common Liquidation Equivalent.

            (a) Subject to the provisions for adjustment hereinafter set forth, the "Common Liquidation Equivalent" of each share of Series A Preferred Stock shall be equal to an amount that would be payable to the holder of such share upon the occurrence of an event described in Section 6 had such holder, immediately prior to such event, exchanged such shares for shares of Common Stock at the Applicable Exchange Rate. The Applicable Exchange Rate in effect at any time shall be the quotient obtained by dividing $2,170.00 by the Applicable Exchange Value, calculated as provided in Section 7(b).

            (b) The Applicable Exchange Value shall be $21.70, except that such amount shall be adjusted from time to time in accordance with this

CUSIP NO. 903236107               SCHEDULE 13D                 Page 74 of 108

Section 7. The Applicable Exchange Value shall be subject to adjustment from time to time as follows:

                 (i) In case the Corporation shall at any time or from time to time after the original issuance of the Series A Preferred Stock declare a dividend, or make a distribution, on the outstanding shares of Common Stock in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Applicable Exchange Value in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by multiplying the Applicable Exchange Value by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this clause (i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective.

                 (ii)  In addition to the foregoing adjustments in subSection
(i) above, the Corporation will be permitted to make such reductions in the Applicable Exchange Value as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the shares of Common Stock.

                 (iii) No adjustment in the Applicable Exchange Value shall be required unless such adjustment would require an increase or decrease of at least 0.1% of the Applicable Exchange Value; provided, that any adjustments which by reason of this subSection (v) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

                 (iv) In each case of an adjustment or readjustment of the Applicable Exchange Rate, the Corporation at its expense will furnish each holder of Series A Preferred Stock with a certificate, executed by the president and chief financial officer (or in the absence of a person designated as the chief financial officer, by the treasurer) showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

     Section 8.  Rank.

     The Series A Preferred Stock shall rank, with respect to dividend rights and rights upon liquidation, winding up and dissolution, prior to all classes and series of the Corporation's preferred stock authorized or outstanding on the date of initial issuance of the Series A Preferred Stock (other than the

CUSIP NO. 903236107               SCHEDULE 13D                 Page 75 of 108

Series C Preferred Stock, which shall rank on a par with the Series A Preferred Stock) and prior to all classes of Common Stock.

     Section 9.  Other Covenants.

            (a) Transfer Taxes. The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Series B Preferred Stock on exchange of the Series A Preferred Stock and other securities. The Corporation shall not, however, be required to pay any income tax or tax which may be payable in respect of any transfer involved in the issue or delivery of Series A Preferred Stock (or other securities or assets) in a name other than that in which the shares of Series A Preferred Stock so exchanged were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

            (b)  Prior Notice of Certain Events. In case:

                 (i) the Corporation shall authorize the granting to all holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                 (ii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                 (iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed with the transfer agent for the Series A Preferred Stock, and shall cause to be mailed to the holders of record of the Series A Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least fifteen days prior to the applicable record date hereinafter specified, a notice stating, as the case may be, (x) the record date (if any) for the purpose of such dividend, distribution, redemption, repurchase or granting of rights or warrants or, if no record date is to be set, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up is expected to become effective, and the date, if any, as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up (but no failure to mail such notice or any defect

CUSIP NO. 903236107               SCHEDULE 13D                 Page 76 of 108

therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).

     Section 10.  Remedies.

            (a) The Corporation stipulates that the remedies at law of each holder of Series A Preferred Stock in the event of any failure in the performance of or compliance with any of the terms hereof are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise without requiring any holder to post a bond or other security except to the extent required by applicable law.

            (b) Any holder of Series A Preferred Stock shall be entitled to recover from the Corporation the reasonable attorneys' fees and expenses incurred by such holder in connection with the enforcement by such holder of any obligation of the Corporation hereunder.

            (c) No failure or delay on the part of any holder of Series A Preferred Stock in exercising any right, power or remedy hereunder or under applicable law or otherwise shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or thereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or otherwise.

     Section 11.  Severability of Provisions.

     Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

     Section 12.  Definitions.

     For the purposes of the Certificate of Designation of Series A Preferred Stock which embodies this resolution:

            (a) "Accrued Dividends" to a particular date (the "Applicable Date") shall mean (i) all dividends accrued but not paid on the Series A Preferred Stock pursuant to paragraph (a) of Section 2, whether or not declared, accrued to the Applicable Date, plus (ii) all dividends or distributions payable pursuant to paragraph (b) of Section 2 for which the Covered Distribution was declared, ordered, paid or made on or prior to the Applicable Date.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 77 of 108


            (b) "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.

            (c) "capital stock" shall mean (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

            (d) "Closing Price" per share of Common Stock on any date shall mean the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq National Market or in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, as the case may be, or, if the Common Stock is listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the Closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors and reasonably acceptable to the Requisite Holders.

            (e) "Common Liquidation Equivalent" shall have the meaning set forth in Section 7.

            (f) "Current Market Price" per share of Common Stock on any date shall mean the average of the Closing Prices of a share of Common Stock for the twenty (20) consecutive Trading Days ending on the date in question. If on any such Trading Day the Common Stock is not quoted by any organization referred to in the definition of Closing Price, the fair value of the Common Stock on such day, as reasonably determined in good faith by the Board of Directors of the Corporation, shall be used.

            (g) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

            (h) "Liquidation Preference" shall mean an amount per share of Series A Preferred Stock equal to the greater of (i) the Common Liquidation Equivalent and (ii) the Preferred Liquidation Amount.

            (i) "Person" shall mean an individual, partnership, corporation, limited liability company or partnership, unincorporated organization, trust

CUSIP NO. 903236107               SCHEDULE 13D                 Page 78 of 108

or joint venture, or a governmental agency or political subdivision thereof, or other entity of any kind.

            (j) "Preferred Liquidation Amount" per share of Series A Preferred Stock shall be an amount equal to $2,170.00 plus all Accrued Dividends thereon to the date of determination.

            (k) "Requisite Holders" shall mean the holders of sixty-seven percent (67%) of the then-outstanding shares of Series A Preferred Stock.

            (l) "Securities Purchase Agreement" shall mean that certain agreement dated as of May 5, 1999 by and among the Corporation and certain purchasers of the Series A Preferred Stock party thereto.

            (m) "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

            (n) "Trading Day" shall mean a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the Nasdaq Stock Market), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

                 [Remainder of Page Intentionally Left Blank]

CUSIP NO. 903236107               SCHEDULE 13D                 Page 79 of 108

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series A Preferred Stock to be duly executed by its President and attested to by its Secretary and has caused its corporate seal to be
affixed hereto, this [     ] day of [             ], 1999.



                                              URS CORPORATION



                                              By:
                                                  ---------------------------


CUSIP NO. 903236107               SCHEDULE 13D                 Page 80 of 108


                                   Exhibit E

                          CERTIFICATE OF DESIGNATION

                                      of

                                    SERIES C
                                PREFERRED STOCK

                                      of

                               URS CORPORATION

                             ===================

           Pursuant to Section 151 of the General Corporation Law
                         of the State of Delaware

                             ===================

     URS Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in its Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors (the "Board of Directors") has adopted the following resolution creating a series of its Preferred Stock, par value $.01 per share, designated as Series C Preferred Stock:

     RESOLVED, that a series of authorized Preferred Stock, par value $.01 per share, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

     Section 1.  Designation and Amount.

     The shares of such series shall be designated as the "Series C Preferred Stock" (the "Series C Preferred Stock") and the number of shares constituting such series shall be 450,000 shares of Series C Preferred Stock. Section 11 below contains the definitions of certain defined terms used herein.

     Section 2.  Dividends and Distributions.

            (a) The holders of shares of Series C Preferred Stock shall not be entitled to any dividends or distributions except as provided in Section 2(b).

            (b) In case the Corporation or any Subsidiary of the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of

CUSIP NO. 903236107               SCHEDULE 13D                 Page 81 of 108

stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spin off) on the Common Stock, the holders of shares of Series C Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series C Preferred Stock held, the same dividend or distribution received by a holder of the number of shares of Common Stock equal to one share multiplied by the Liquidation Multiplier.

     Section 3.  Voting Rights.

     So long as any shares of Series C Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the Requisite Holders, voting as a single class, given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Corporation shall not (and shall not permit or authorize any subsidiary to): (i) authorize, create or issue any class or series, or any shares of any class or series, of stock having any preference or priority as to voting, dividends or upon liquidation, dissolution or winding up over the Series C Preferred Stock ("Senior Stock");
(ii) authorize, create or issue any class or series, or any shares of any class or series, of stock ranking on a parity as to voting, dividends or upon liquidation, dissolution or winding up with the Series C Preferred Stock ("Parity Stock") other than the issuance of shares of Series A Preferred Stock of the Corporation (the "Series A Preferred Stock") as dividends in accordance with such stock's terms; (iii) reclassify any shares of stock of the Corporation into shares of Senior Stock or Parity Stock; (iv) authorize any security exchangeable for, convertible into, or evidencing the right to purchase any shares of Senior Stock or Parity Stock other than the exchange of Series B Exchangeable Convertible Preferred Stock of the Corporation (the "Series B Preferred Stock") for shares of Series A Preferred Stock and Series C Preferred Stock; (v) alter or change the rights, preferences or privileges of the Series C Preferred Stock; (vi) increase or decrease the authorized number of shares of Series C Preferred Stock or issue shares of Series C Preferred Stock other than to holders of Series C Preferred Stock pursuant to its terms; or (vii) amend or waive any provision of the Corporation's Certification of Incorporation or bylaws in a manner adverse in any respect to the holders of Series C Preferred Stock.

     Section 4.  Mandatory Repurchase by the Corporation.

            (a) On the twelfth anniversary of the Closing Date of the Securities Purchase Agreement, the Corporation shall repurchase from each holder of shares of Series C Preferred Stock the number of shares of the Series C Preferred Stock held by such holder on such twelfth anniversary. Repurchases made pursuant to this Section 4(a) shall be effected on such anniversary date (or such other day as the holder and the Corporation may agree) and shall be for the Liquidation Preference. The Corporation, at its election, may pay the Liquidation Preference in cash, in Common Stock valued at the Current Market Price on the date of repurchase, or any combination thereof. The place of payment shall be at an office or agency fixed therefor

CUSIP NO. 903236107               SCHEDULE 13D                 Page 82 of 108

by the Corporation or, if not fixed, at the principal executive office of the Corporation.

            (b) On or after the sixth anniversary of the Closing Date of the Securities Purchase Agreement or, if earlier, the fifth Business Day after the Corporation has sufficient shares of Common Stock authorized to permit the repurchase of the outstanding Series C Preferred Stock, any holder of shares of Series C Preferred Stock shall have the right (a person exercising such right, an "Electing Holder") to require the Corporation to repurchase all, but not less than all, of the shares of Series C Preferred Stock owned by such Electing Holder by giving the Corporation at least one-hundred twenty (120) days prior written notice of his/her/its intent to have the Corporation repurchase his/her/its shares of Series C Preferred Stock in exchange for the Liquidation Preference. The notice shall set forth the date set for repurchase, which date shall be a Business Day, and the number of shares owned by the Electing Holder. The Corporation, at its election, may choose to pay the Liquidation Preference in cash, in Common Stock valued at the Current Market Price on the date of the written notice to the Corporation, or any combination of thereof.

            (c)  (i)   On the date fixed for repurchase, each holder of shares
of Series C Preferred Stock shall surrender the certificate representing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment in cash and/or Common Stock therefor provided in this Section 4. Such shares shall no longer be deemed outstanding after such date and the holders thereof shall cease to be holders of Series C Preferred Stock of the Corporation and all rights whatsoever with respect to the shares so purchased shall terminate. As promptly as practicable, and in any event within three Business Days after the surrender of such certificate or certificates, the Corporation shall deliver or cause to be delivered cash, Common Stock, or any combination thereof as specified above. To the extent Common Stock is issued, certificates therefore shall be registered in the name of such holder representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series C Preferred Stock so repurchased shall be entitled. Such repurchase shall be deemed to have been made at the close of business on the date of surrender of the certificate or certificates representing the shares of Series C Preferred Stock to be repurchased so that the rights of the Electing Holder as to the shares being repurchased shall cease except for the right to receive cash and/or shares of Common Stock (and, to the extent the person received the shares of Common Stock, such person shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time).

                 (ii) If the cash legally available and Common Stock authorized by the board of directors of the Corporation for such purchase are not sufficient to purchase all the shares of Series C Preferred Stock tendered to the Corporation for purchase pursuant to paragraph (a) or (b) of this
Section 4, the Corporation shall purchase the greatest number of whole shares for which such funds and stock are so available on a pro rata basis among all tendering holders based on the ratio of the number of shares tendered by each of them to the aggregate amount of all shares so tendered, and the certificates representing the unpurchased shares shall be deemed not to be

CUSIP NO. 903236107               SCHEDULE 13D                 Page 83 of 108

surrendered for repurchase, such unpurchased shares shall remain outstanding and the rights of the holders of shares of Series C Preferred Stock thereafter shall continue to be those of a holder of shares of the Series C Preferred Stock; PROVIDED, HOWEVER, the Corporation shall thereafter be required to repurchase all such remaining shares at the first date it has sufficient funds legally available and Common Stock authorized for such purpose at the price it would have paid at the date such shares were actually tendered and the Corporation shall give notice as aforesaid to each holder whose shares were not repurchased for such reason and such holder shall thereafter have the right to elect to have such shares repurchased, such election to be made within 30 days of receipt of such notice. For purposes of this Section, the Corporation shall be deemed not to have sufficient funds legally available for any such purchase if the Board of Directors reasonably determines that immediately after such repurchase the Corporation would be insolvent or if such repurchase would conflict with the terms or conditions of, or result in a default under, any instrument or agreement applicable to or binding upon the Corporation, pursuant to which the Corporation has incurred indebtedness for borrowed money in an aggregate principal amount in excess of $50 million.

            (d) Whenever the Corporation shall not have redeemed the shares of Series C Preferred Stock within five (5) Business Days of the date such redemption is required by Section 4(a) or 4(b), thereafter and until all redemption payments shall have been made, if and so long as any shares of Series C Preferred Stock remain outstanding, the Corporation shall not, nor shall it permit any of its Subsidiaries to: (i) declare or pay dividends, or make any other distributions, on any shares of Common Stock or other capital stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Stock ("Junior Stock"), other than dividends or distribution payable in Junior Stock; (ii) declare or pay dividends, or make any other distributions, on any shares of Parity Stock (other than Series A Preferred Stock), other than dividends or distributions payable in Junior Stock, except dividends paid ratably on the Series C Preferred Stock and all Parity Stock on which dividends are payable or in arrears, in proportion to the total amounts to which the holders of all such shares are then entitled; (iii) redeem or purchase or otherwise acquire for consideration (other than Junior Stock) any shares of Junior Stock or Parity Stock (other than, with respect to Parity Stock, ratably with the Series C Preferred Stock); or (iv) purchase or otherwise acquire for consideration any shares of Series C Preferred Stock, other than purchases ratably among all holders of the Series C Preferred Stock.

            (e) The Corporation shall not permit any Subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of capital stock of the Corporation unless the Corporation could, pursuant to paragraph (d) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

     Section 5.  Reacquired Shares.

     Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the

CUSIP NO. 903236107               SCHEDULE 13D                 Page 84 of 108

lawful purchase of such shares, the capital represented by such shares shall be reduced in accordance with the General Corporation Law of the State of Delaware. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, par value $.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on authorizing, or creating or issuing any class or series, or any shares of any class or series, set forth in Section 3.

     Section 6.  Liquidation, Dissolution or Winding Up.

     If the Corporation shall adopt a plan of liquidation or of dissolution, or commence a voluntary case under the Federal bankruptcy laws or any other applicable state or Federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of ninety (90) consecutive days and on account of such event the Corporation shall liquidate, dissolve or wind up, or upon any other liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of Junior Stock, unless prior thereto, the holders of shares of Series C Preferred Stock shall have received in cash the Liquidation Preference, or (ii) to the holders of shares of Parity Stock, except distributions made ratably on the Series C Preferred Stock and all such Parity Stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up of the Corporation. A consolidation, merger, corporate reorganization, recapitalization or other similar transaction as a result of which the beneficial holders of the Corporation's Common Stock immediately prior to such transaction do not hold, directly or indirectly, in excess of 50% of the combined voting securities entitled to vote generally in the election of the directors of the surviving or resulting corporation immediately after such transaction, and a sale or other disposition of all or substantially all of the assets of the Corporation in one transaction or series of related transactions, each shall be deemed to be a "liquidation" within the meaning of this Section 6; provided that no such transaction shall be deemed to be a "liquidation" if first approved by the Board of Directors of the Corporation and the Requisite Holders.

     Section 7.  Rank.

     The Series C Preferred Stock shall rank, with respect to dividend rights and rights upon liquidation, winding up and dissolution, prior to all classes

CUSIP NO. 903236107               SCHEDULE 13D                 Page 85 of 108

and series of the Corporation's preferred stock authorized or outstanding on the date of initial issuance of the Series C Preferred Stock (other than the Series A Preferred Stock, which shall rank on a par with the Series C Preferred Stock) and prior to all classes of Common Stock.

     Section 8.  Other Covenants.

            (a) Transfer Taxes. The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Series B Preferred Stock on exchange of the Series C Preferred Stock and other securities. The Corporation shall not, however, be required to pay any income tax or tax which may be payable in respect of any transfer involved in the issue or delivery of Series C Preferred Stock (or other securities or assets) in a name other than that in which the shares of Series C Preferred Stock so exchanged were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

            (b)  Prior Notice of Certain Events. In case:

                 (i) the Corporation shall authorize the granting to all holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                 (ii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                 (iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed with the transfer agent for the Series C Preferred Stock, and shall cause to be mailed to the holders of record of the Series C Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least fifteen days prior to the applicable record date hereinafter specified, a notice stating, as the case may be, (x) the record date (if any) for the purpose of such dividend, distribution, redemption, repurchase or granting of rights or warrants or, if no record date is to be set, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up is expected to become effective, and the date, if any, as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification,

CUSIP NO. 903236107               SCHEDULE 13D                 Page 86 of 108

consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).

     Section 9.  Remedies.

            (a) The Corporation stipulates that the remedies at law of each holder of Series C Preferred Stock in the event of any failure in the performance of or compliance with any of the terms hereof are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise without requiring any holder to post a bond or other security except to the extent required by applicable law.

            (b) Any holder of Series C Preferred Stock shall be entitled to recover from the Corporation the reasonable attorneys' fees and expenses incurred by such holder in connection with the enforcement by such holder of any obligation of the Corporation hereunder.

            (c) No failure or delay on the part of any holder of Series C Preferred Stock in exercising any right, power or remedy hereunder or under applicable law or otherwise shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or thereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or otherwise.

     Section 10.  Severability of Provisions.

     Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

     Section 11.  Definitions.

     For the purposes of the Certificate of Designation of Series C Preferred Stock which embodies this resolution:

            (a) "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.



CUSIP NO. 903236107               SCHEDULE 13D                 Page 87 of 108

           (b) "capital stock" shall mean (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

            (c) "Closing Price" per share of Common Stock on any date shall mean the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq National Market or in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, as the case may be, or, if the Common Stock is listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the Closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors and reasonably acceptable to the Requisite Holders.

            (d) "Current Market Price" per share of Common Stock on any date shall mean the average of the Closing Prices of a share of Common Stock for the twenty (20) consecutive Trading Days ending on the date in question. If on any such Trading Day the Common Stock is not quoted by any organization referred to in the definition of Closing Price, the fair value of the Common Stock on such day, as reasonably determined in good faith by the Board of Directors of the Corporation, shall be used.

            (e) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

            (f) "Liquidation Base Amount" shall mean $21.70; PROVIDED, HOWEVER, that in case the Corporation shall at any time or from time to time after the original issuance of the Series C Preferred Stock declare a dividend, or make a distribution, on the outstanding shares of Common Stock in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Liquidation Base Amount in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by multiplying the Liquidation Base Amount by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this definition shall become effective (x) in the case of any such

CUSIP NO. 903236107               SCHEDULE 13D                 Page 88 of 108

dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective.

            (g) "Liquidation Multiplier" shall mean eight (8); PROVIDED, HOWEVER, that in case the Corporation shall at any time or from time to time after the original issuance of the Series C Preferred Stock declare a dividend, or make a distribution, on the outstanding shares of Common Stock in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Liquidation Multiplier in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by dividing the Liquidation Multiplier by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this definition shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective. In addition to the foregoing, (I) if the Corporation fails to authorize sufficient common shares to permit the repurchase of the Series C Preferred Stock on or prior to the sixth anniversary or if the Corporation fails to repurchase the Series C Preferred Stock as requested by an Electing Holder pursuant to Section 4(b) on or prior to the sixth anniversary of the Closing Date (whether or not such repurchase is permitted under the terms of the Corporation's debt facilities), then immediately following the sixth anniversary the Liquidation Multiplier shall be 1.25 times the Liquidation Multiplier in effect immediately prior to such date for purposes of the repurchase pursuant to Section 4(a) and 4(b) for repurchases after that time; and (II) if the Corporation fails to repurchase the shares requested by an Electing Holder pursuant to Section 4(b) on or prior to the eighth anniversary (whether or not such repurchase is permitted under the terms of the Corporation's debt facilities), then immediately following the eighth anniversary the Liquidation Multiplier shall be 1.6 times the Liquidation Multiplier in effect immediately prior to the eighth anniversary for repurchases after that time. The adjustment specified in clause (II) shall be cumulative to, and not in place of, the adjustment specified in clause (I).

            (h) "Liquidation Preference" shall mean an amount per share of Series C Preferred Stock equal to the sum of (i) $50.00 plus (ii) the greater of (y) zero or (z) the product of the Liquidation Multiplier times the excess, if any, of the Current Market Price on the date set for repurchase pursuant to
Section 4(a) or the date of the written notice pursuant to Section 4(b), as the case may be, over the Liquidation Base Amount.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 89 of 108

            (i) "Person" shall mean an individual, partnership, corporation, limited liability company or partnership, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof, or other entity of any kind.

            (j) "Requisite Holders" shall mean the holders of sixty-seven percent (67%) of the then-outstanding shares of Series C Preferred Stock.

            (k) "Securities Purchase Agreement" shall mean that certain agreement dated as of May 5, 1999 by and among the Corporation and certain purchasers of the Series C Preferred Stock party thereto.

            (l) "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

            (m) "Trading Day" shall mean a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the Nasdaq Stock Market), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.



                [Remainder of Page Intentionally Left Blank]

CUSIP NO. 903236107               SCHEDULE 13D                 Page 90 of 108

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series C Preferred Stock to be duly executed by its President and attested to by its Secretary and has caused its corporate seal to be
affixed hereto, this [     ] day of [             ], 1999.



                                              URS CORPORATION



                                              By:
                                                  ---------------------------

CUSIP NO. 903236107               SCHEDULE 13D                 Page 91 of 108


                                   Exhibit F


                         CERTIFICATE OF DESIGNATION

                                     of

                           SERIES B EXCHANGEABLE
                        CONVERTIBLE PREFERRED STOCK

                                     of

                               URS CORPORATION

                             ===================

           Pursuant to Section 151 of the General Corporation Law
                           of the State of Delaware

                             ===================

     URS Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in its Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors (the "Board of Directors") has adopted the following resolution creating a series of its Preferred Stock, par value $.01 per share, designated as Series B Exchangeable Convertible Preferred Stock:

     RESOLVED, that a series of authorized Preferred Stock, par value $.01 per share, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

     Section 1.  Designation and Amount.

     The shares of such series shall be designated as the "Series B Exchangeable Convertible Preferred Stock" (the "Series B Preferred Stock") and the number of shares constituting such series shall be 150,000 shares of Series B Preferred Stock. Section 14 below contains the definitions of certain defined terms used herein.

     Section 2.  Dividends and Distributions.

            (a) The holders of shares of Series B Preferred Stock, in preference to the holders of shares of the Common Stock and of any other capital stock of the Corporation ranking junior to the Series B Preferred Stock as to payment of dividends, shall be entitled to receive on the last day of each calendar quarter, cumulative dividends on the Series B Preferred Stock

CUSIP NO. 903236107               SCHEDULE 13D                 Page 92 of 108

accruing on a daily basis (computed on the basis of a 360-day year of twelve 30-day months) at the rate per annum equal to the Dividend Rate (as defined herein) per share of Series B Preferred Stock calculated as a percentage of $2,170.00, compounded quarterly, from and including the date of issuance of the Series B Preferred Stock until the conversion or exchange of the Series B Preferred Stock. Such dividends shall be paid in kind as herein provided, and will be paid whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends on the Series B Preferred Stock shall be paid in additional shares of Series B Preferred Stock valued at $2,170.00 per share. For purposes hereof, the "Dividend Rate" shall mean eight percent (8%) per annum from the date of initial issuance of the Series B Preferred Stock(except as otherwise provided in the last sentence of Section 4(b)(ii)).

            (b) In case the Corporation or any Subsidiary of the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spin off) on the Common Stock, other than any dividend or distribution of shares of Common Stock covered by paragraph (b)(i) of Section 8 hereof (a "Covered Distribution"), the holders of shares of Series B Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series B Preferred Stock held, in addition to the dividends payable under paragraph (a) of this Section 2, the same dividend or distribution received by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such dividend or distribution. Any such dividend or distribution shall be declared, ordered, paid or made on the Series B Preferred Stock at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock and shall be in addition to any dividends payable under paragraph (a) of this Section 2.

     Section 3.  Voting Rights.

     In addition to any voting rights provided elsewhere herein, and any voting rights provided by law, the holders of shares of Series B Preferred Stock shall have the following voting rights:

            (a) So long as the Series B Preferred Stock is outstanding, each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of the capital stock of the Corporation into which such share of Series B Preferred Stock is convertible, voting together as a single class with the other shares entitled to vote, at all meetings of the stockholders of the Corporation. With respect to any such vote, each share of Series B Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of capital stock of the Corporation into which such share of Series B Preferred Stock is convertible on the record date for such vote or, if no such record date is established, on the date any written consent of stockholders is solicited.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 93 of 108

            (b) So long as any shares of Series B Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the Requisite Holders, voting as a single class, given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Corporation shall not (and shall not permit or authorize any subsidiary to): (i) authorize, create or issue any class or series, or any shares of any class or series, of stock having any preference or priority as to voting, dividends or upon liquidation, dissolution or winding up over the Series B Preferred Stock ("Senior Stock");
(ii) authorize, create or issue any class or series, or any shares of any class or series, of stock ranking on a parity as to voting, dividends or upon liquidation, dissolution or winding up with the Series B Preferred Stock ("Parity Stock"); (iii) reclassify any shares of stock of the Corporation into shares of Senior Stock or Parity Stock; (iv) authorize any security exchangeable for, convertible into, or evidencing the right to purchase any shares of Senior Stock or Parity Stock; (v) alter or change the rights, preferences or privileges of the Series B Preferred Stock; (vi) increase or decrease the authorized number of shares of Series B Preferred Stock or issue shares of Series B Preferred Stock other than to holders of Series B Preferred Stock pursuant to its terms; (vii) amend or waive any provision of the Corporation's Certification of Incorporation or bylaws in a manner adverse in any respect to the holders of Series B Preferred Stock; (viii) authorize or pay any cash dividend on Common Stock or any other class or series of stock over which the Series B Preferred Stock has any preference or priority as to voting, dividends or upon liquidation, dissolution or winding-up ("Junior Stock"); or (ix) redeem, repurchase, retire or otherwise acquire Common Stock or any other Junior Stock (other than by conversion into or exchange for shares of Junior Stock and other than any redemptions, repurchases or acquisitions made pursuant to and as required by the terms of any employee incentive or benefit plan of the Corporation as in effect from time to time).

     Section 4.  Mandatory Repurchase by the Corporation.

            (a) On the twelfth anniversary of the Closing Date of the Securities Purchase Agreement, the Corporation shall purchase for cash from each holder of shares of Series B Preferred Stock the number of shares of the Series B Preferred Stock held by such holder on such twelfth anniversary. Repurchases made pursuant to this Section 4(a) shall be effected on such anniversary date (or such other day as the holder and the Corporation may agree) and shall be for the Conversion Value. The place of payment shall be at an office or agency fixed therefor by the Corporation or, if not fixed, at the principal executive office of the Corporation.

            (b)  (i)   On the date fixed for repurchase, each holder of shares
of Series B Preferred Stock shall surrender the certificate representing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment in cash therefor provided in this
Section 4. Dividends with respect to the shares of Series B Preferred Stock so purchased shall cease to accrue after the date so purchased, such shares shall no longer be deemed outstanding after such date and the holders thereof

CUSIP NO. 903236107               SCHEDULE 13D                 Page 94 of 108

shall cease to be stockholders of the Corporation and all rights whatsoever with respect to the shares so purchased shall terminate.

                 (ii) If the funds legally available for such purchase are not sufficient to purchase all the shares of Series B Preferred Stock tendered to the Corporation for purchase, the Corporation shall purchase the greatest number of whole shares for which such funds are so available on a pro rata basis among all tendering holders based on the ratio of the number of shares tendered by each of them to the aggregate amount of all shares so tendered, and the certificates representing the unpurchased shares shall be deemed not to be surrendered for repurchase, such unpurchased shares shall remain outstanding and the rights of the holders of shares of Series B Preferred Stock thereafter shall continue to be those of a holder of shares of the Series B Preferred Stock; PROVIDED, HOWEVER, the Corporation shall thereafter be required to repurchase all such remaining shares at the first date it has sufficient funds legally available for such purpose at the price it would have paid at the date such shares were actually tendered and the Corporation shall give notice as aforesaid to each holder whose shares were not repurchased for such reason and such holder shall thereafter have the right to elect to have such shares repurchased, such election to be made within 30 days of receipt of such notice. For purposes of this Section, the Corporation shall be deemed not to have sufficient funds legally available for any such purchase if the Board of Directors reasonably determines that immediately after such repurchase the Corporation would be insolvent. Upon the failure to purchase all of the Series B Preferred Stock as required by this Section 4, the Dividend Rate on any such stock that has not been purchased shall automatically, pursuant to Section 2(a), increase to twelve percent (12%). If any part of the Series B Preferred Stock has not been purchased pursuant to this Section 4 three (3) months after the twelfth anniversary of the Closing Date of the Securities Purchase Agreement, the Dividend Rate shall thereafter increase to fifteen percent (15%).

     Section 5.  Conversion at Option of the Corporation.

            (a) On or after the third anniversary of the Closing Date of the Securities Purchase Agreement (the "Third Anniversary"), so long as shares of Common Stock shall have traded on the Primary Exchange for at least thirty
(30) of the forty-five (45) trading days immediately preceding the Determination Date (defined below), at a Closing Price in excess of the Hurdle Percentage of the Conversion Price then in effect for the Series B Preferred Stock for each such trading day, all, but not less than all, of the shares of Series B Preferred Stock may, at the option of the Corporation, be converted into shares of Common Stock. The Corporation shall send notice of mandatory conversion to each of the holders of the Series B Preferred Stock at such holder's address as it appears on the transfer books of the Corporation.

            (b) Subject to the provisions for adjustment set forth in Section 8, each share of Series B Preferred Stock shall be -- if the Corporation so elects as provided in Section 5(a) -- converted into a number of fully paid and nonassessable shares of Common Stock equal to the product obtained by multiplying the Applicable Conversion Rate by the number of shares of Series B Preferred Stock being converted. The Applicable Conversion Rate shall be the

CUSIP NO. 903236107               SCHEDULE 13D                 Page 95 of 108

quotient obtained by dividing the Conversion Value on the date of conversion by the applicable Conversion Price .

     Section 6.  Reacquired Shares.

     Any shares of Series B Preferred Stock converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the lawful purchase of such shares, the capital represented by such shares shall be reduced in accordance with the General Corporation Law of the State of Delaware. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, par value $.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on authorizing, or creating or issuing any class or series, or any shares of any class or series, set forth in paragraph (b) of Section 3.

     Section 7.  Liquidation, Dissolution or Winding Up.

     If the Corporation shall adopt a plan of liquidation or of dissolution, or commence a voluntary case under the Federal bankruptcy laws or any other applicable state or Federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of ninety (90) consecutive days and on account of such event the Corporation shall liquidate, dissolve or wind up, or upon any other liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of Junior Stock, unless prior thereto, the holders of shares of Series B Preferred Stock shall have received in cash the Liquidation Preference, or (ii) to the holders of shares of Parity Stock, except distributions made ratably on the Series B Preferred Stock and all such Parity Stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up of the Corporation.

     Section 8.  Conversion.

     Each share of Series B Preferred Stock may, at the option of the holder thereof, be converted into shares of Common Stock at any time, whether or not the Corporation has given notice of exchange under Section 9, on the terms and
conditions set forth in this Section 8.   In addition:

CUSIP NO. 903236107               SCHEDULE 13D                 Page 96 of 108


            (a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Preferred Stock shall be convertible in the manner hereinafter set forth into a number of fully paid and nonassessable shares of Common Stock equal to the product obtained by multiplying the Applicable Conversion Rate by the number of shares of Series B Preferred Stock being converted. The Applicable Conversion Rate shall be the quotient obtained by dividing the Conversion Value on the date of conversion by the applicable Conversion Price.

            (b) The Conversion Price shall be subject to adjustment from time to time as follows:

                 (i) In case the Corporation shall at any time or from time to time after the original issuance of the Series B Preferred Stock declare a dividend, or make a distribution, on the outstanding shares of Common Stock in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this clause (i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective.

                 (ii)  In addition to the foregoing adjustments in subsections
(i), the Corporation will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the shares of Common Stock.

                 (iii) In any case in which this Section 8 shall require that an adjustment (including by reason of the last sentence of subsection (i) above) be made immediately following a record date, the Corporation may elect to defer the effectiveness of such adjustment (but in no event until a date later than the effective time of the event giving rise to such adjustment), in which case the Corporation shall, with respect to any share of Series B Preferred Stock converted after such record date and on and before such adjustment shall have become effective (x) defer paying any cash payment pursuant to Section 8(f) hereof or issuing to the holder of such shares of Series B Preferred Stock the number of shares of Common Stock and other capital stock of the Corporation (or other assets or securities) issuable upon such conversion in excess of the number of shares of Common Stock and other capital stock of the Corporation issuable thereupon only on the basis of the Conversion Price prior to adjustment, and (y) not later than five Business

CUSIP NO. 903236107               SCHEDULE 13D                 Page 97 of 108

Days after such adjustment shall have become effective, pay to such holder the appropriate cash payment pursuant to Section 8(f) hereof and issue to such holder the additional shares of Common Stock and other capital stock of the Corporation issuable on such conversion.

                 (iv) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 0.1% of the Conversion Price; provided, that any adjustments which by reason of this subsection (iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

            (c)  (i)   In case of any capital reorganization or
reclassification of outstanding shares of Common Stock (other than a reclassification covered by paragraph (b) (i) of this Section 8), or in case of any consolidation or merger of the Corporation with or into another corporation, or in case of any sale or conveyance to another corporation of the property of the Corporation as an entirety or substantially as an entirety (each of the foregoing being referred to as a "Transaction"), (x) if such Transaction occurs prior to the Third Anniversary and constitutes or leads to a Change in Control, each holder of Series B Preferred Stock shall then be entitled to the acceleration and immediate vesting of all dividends such holder would have accrued on and prior to the Third Anniversary, and (y) each share of Series B Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to the consummation of such Transaction, the kind and amount of shares of stock and other securities and property (including cash) receivable upon the consummation of such transaction by a holder of that number of shares of Common Stock into which one share of Series B Preferred Stock was convertible immediately prior to such Transaction (including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any tender or exchange offer that is a step in such Transaction). In any such case, if necessary, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions set forth in this Section 8 with respect to rights and interests thereafter of the holders of shares of Series B Preferred Stock to the end that the provisions set forth herein for the protection of the conversion rights of the Series B Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the shares of Series B Preferred Stock remaining outstanding (with such adjustments in the conversion price and number of shares issuable upon conversion and such other adjustments in the provisions hereof as the Board of Directors shall determine to be appropriate). In case securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 8 shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

                 (ii) Notwithstanding anything contained herein to the contrary, the Corporation will not effect any Transaction unless, prior to the consummation thereof, the Surviving Person (as defined in Section 14) thereof

CUSIP NO. 903236107               SCHEDULE 13D                 Page 98 of 108

shall assume, by written instrument mailed to each record holder of shares of Series B Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation, the obligation to deliver to such holder such cash and such securities to which, in accordance with the foregoing provisions, such holder is entitled. Nothing contained in this paragraph (c) shall limit the rights of holders of the Series B Preferred Stock to convert the Series B Preferred Stock in connection with the Transaction .

            (d) The holder of any shares of Series B Preferred Stock may exercise its right to convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Preferred Stock to be converted duly endorsed to the Corporation in blank accompanied by a written notice stating that such holder elects to convert all or a specified whole number of such shares in accordance with the provisions of this Section
8. The Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Preferred Stock pursuant hereto. As promptly as practicable, and in any event within three Business Days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered
(i) certificates registered in the name of such holder representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Preferred Stock so converted shall be entitled and (ii) if less than the full number of shares of Series B Preferred Stock evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversion shall be deemed to have been made at the close of business on the date of receipt of such notice and of such surrender of the certificate or certificates representing the shares of Series B Preferred Stock to be converted so that the rights of the holder thereof as to the shares being converted shall cease except for the right to receive shares of Common Stock and any declared but unpaid dividends in accordance herewith, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

            (e) Notwithstanding any other provisions of this Certificate of Designation, shares of Series B Preferred Stock may be converted at any time and, if subject to exchange, up to the close of business on the last Business Day immediately preceding the date fixed for such exchange of such shares.

            (f) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Preferred Stock are deemed to have been converted.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 99 of 108

            (g) In case at any time or from time to time the Corporation shall pay any dividend or make any other distribution to the holders of its Common Stock, or shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, or there shall be any capital reorganization or reclassification of the Common Stock of the Corporation or consolidation or merger of the Corporation with or into another corporation, or any sale or conveyance to another corporation of the property of the Corporation as an entirety or substantially as an entirety, or there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then, in any one or more of said cases the Corporation shall give at least twenty (20) days' prior written notice (the time of mailing of such notice shall be deemed to be the time of giving thereof) to the registered holders of the Series B Preferred Stock at the addresses of each as shown on the books of the Corporation of the date on which (i) the books of the corporation shall close or a record shall be taken for such stock dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale or conveyance, dissolution, liquidation or winding up shall take place, as the case may be, provided that in the case of any Transaction to which paragraph (c) applies the Corporation shall give at least thirty (30) days' prior written notice as aforesaid. Such notice shall also specify the date as of which the holders of the Common Stock and of the Series B Preferred Stock of record shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock or Series B Preferred Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale or conveyance, or participate in such dissolution, liquidation or winding up, as the case may be.

            (h) Whenever the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible (or the number of votes to which each share of Series B Preferred Stock is entitled) is adjusted as provided in Section 8 hereof, the Corporation shall promptly mail to the holders of record of the outstanding shares of Series B Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Preferred Stock are convertible has been adjusted and setting forth the new number of shares of Common Stock (or describing the new stock, securities, cash or other property) into which each share of Series B Preferred Stock is convertible, as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

     Section 9.  Exchange at the Option of the Corporation.

            (a) The Corporation may, at its option, exchange the Series B Preferred Stock, in whole but not in part, at any time, for Exchange Debentures; PROVIDED, HOWEVER, that (i) on the date of such exchange there are no accumulated and unpaid dividends on the Series B Preferred Stock (including the dividend payable on such date) that are not paid contemporaneously with such exchange or other contractual impediments to such exchange; (ii) such exchange is permitted under applicable law; and (iii) the Corporation shall have delivered to the Trustee under the Exchange Indenture, an opinion of

CUSIP NO. 903236107               SCHEDULE 13D                 Page 100 of 108

counsel with respect to the due authorization and issuance of the Exchange Debentures.

            (b) Upon any exchange of Series B Preferred Stock for Exchange Debentures pursuant to this Section 9, each Holder of Series B Preferred Stock will be entitled to receive, subject to the second succeeding sentence, $1.00 principal amount of Exchange Debentures for each $1.00 of Conversion Value of Series B Preferred Stock so exchanged. The Exchange Debentures will be issued in registered form without coupons. Exchange Debentures issued in exchange for Preferred Stock will be issued in principal amounts of $1,000 and integral multiples thereof to the extent possible, and will also be issued in principal amounts less than $1,000 so that each Holder of Series Preferred Stock will receive certificates representing the entire amount of Exchange Debentures to which such Holder's shares of Preferred Stock entitle such Holder; PROVIDED, HOWEVER, that the Corporation may pay cash in lieu of issuing a Exchange Debenture in a principal amount less than $1,000.

            (c) The Corporation will send a written notice of exchange (the "Exchange Notice") by first-class mail to each Holder of record of shares of Series B Preferred Stock not fewer than thirty (30), nor more than sixty (60), days before the date fixed for any exchange (the "Exchange Date") at its registered address and notice, if mailed in the manner herein provided, shall conclusively be presumed to have been given, whether or not the Holder receives such notice; PROVIDED, HOWEVER, that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the exchange of any shares of Series B Preferred Stock to be exchanged except as to the Holder or Holders to whom the Corporation has failed to give said notice or except as to the Holder or Holders whose notice was defective. The Exchange Notice shall state: (1) the Exchange Date; (2) that the Holder is to surrender to the Corporation, in the manner and at the place or places designated, his certificate or certificates representing the shares of Preferred Stock to be exchanged; (3) that dividends on the shares of Series B Preferred Stock to be exchanged shall cease to accrue on such Exchange Date whether or not certificates representing shares of Series B Preferred Stock are surrendered for exchange on such Exchange Date unless the Corporation shall default in the delivery of the Exchange Debentures to Holders of the Preferred Stock who have duly surrendered their certificates for exchange in accordance with Section 9(c) on or before the Exchange Date; and (4) that interest on the Exchange Debentures shall accrue from the Exchange Date whether or not certificates for shares of Series B Preferred Stock are surrendered for exchange on such Exchange Date.

            (d) On and after the Exchange Date, dividends will cease to accrue on the outstanding shares of Series B Preferred Stock, and all rights of the Holders of Series B Preferred Stock (except the right to receive the Exchange Debentures or an amount in cash, to the extent applicable, equal to the accumulated and unpaid dividends to the Exchange Date and, if the Corporation so elects, cash in lieu of any Exchange Debenture that is in a principal amount that is not an integral multiple of $1,000) will terminate. From and after the Exchange Date, the person entitled to receive the Exchange Debentures issuable upon such exchange will be treated for all purposes as the registered holder of such Exchange Debentures.

CUSIP NO. 903236107               SCHEDULE 13D                 Page 101 of 108

            (e) On or before the Exchange Date, each Holder of Series B Preferred Stock shall surrender the certificate or certificates representing such shares of Preferred Stock, in the manner and at the place designated in the Exchange Notice. Upon surrender in accordance with the Exchange Notice of the certificates representing any shares of Series B Preferred Stock so exchanged, duly endorsed (or otherwise in proper form for transfer, as determined by the Company), such shares shall be exchanged by the Company for Exchange Debentures in accordance with Section 9(b). The Corporation shall pay interest on the Exchange Debentures at the rate and on the dates specified therein from the Exchange Date.

            (f) Notwithstanding the foregoing provisions of this Section 9, the Corporation shall not be entitled to exchange the Series B Preferred Stock for Exchange Debentures if such exchange, or any term or provision of the Exchange Indenture or the Exchange Debentures, or the performance of the Company's obligations under this Certificate of Designation, the Preferred Stock, the Exchange Indenture or the Exchange Debentures, shall violate or conflict with any applicable law or agreement or instrument then binding on the Company or if, at the time of such exchange, the Company is insolvent or would be rendered insolvent by such exchange.

            (g) Notwithstanding the foregoing, if notice of exchange has been given pursuant to this Section 9 and any holder of shares of Preferred Stock shall, prior to the close of business on the Exchange Date, give written notice to the Corporation pursuant to Section 8 of the conversion of any or all of the shares held by the holder (accompanied by a certificate or certificates for such shares, duly endorsed or assigned to the Corporation), then the exchange shall not become effective as to the shares to be converted and the conversion shall become effective as provided in Section 8.

            (h) Prior to the Exchange Date, the Corporation will comply with any applicable securities and blue sky laws with respect to the exchange of the Series B Preferred Stock for the Debentures.

     Section 10.  Rank.

     The Series B Preferred Stock shall rank, with respect to dividend rights and rights upon liquidation, winding up and dissolution, prior to all classes and series of the Corporation's preferred stock authorized or outstanding on the date of initial issuance of the Series B Preferred Stock and prior to all classes of Common Stock.

     Section 11.  Other Covenants.

            (a)  Reservation of Shares; Transfer Taxes; Etc.

                 (i) The Corporation shall at all times reserve and keep available, out of its authorized and unissued stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of its Common Stock or Common Stock free of preemptive rights as shall from time to time be sufficient to effect the conversion of all shares of Series B Preferred Stock from time to time outstanding. The Corporation shall

CUSIP NO. 903236107               SCHEDULE 13D                 Page 102 of 108

from time to time, in accordance with the laws of the State of Delaware, increase the number of authorized shares of Common Stock if at any time the number of shares of authorized and unissued Common Stock shall not be sufficient to permit the conversion of all the then outstanding shares of Series B Preferred Stock.

                 (ii) If any shares of Common Stock required to be reserved for purposes of conversion of the Series B Preferred Stock hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon conversion, the Corporation will in good faith and as expeditiously as possible endeavor to cause such shares to be duly registered or approved, as the case may be. If the Common Stock is listed on the New York Stock Exchange or any other national securities exchange or national quotation service, the Corporation will list and keep listed on such exchange, upon official notice of issuance, all shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock.

                 (iii) The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion or exchange of the Series B Preferred Stock. The Corporation shall not, however, be required to pay any income tax or tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

            (b)  Prior Notice of Certain Events. In case:

                 (i) the Corporation shall authorize the granting to all holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                 (ii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                 (iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed with the transfer agent for the Series B Preferred Stock, and shall cause to be mailed to the holders of record of the Series B Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least fifteen days

CUSIP NO. 903236107               SCHEDULE 13D                 Page 103 of 108

prior to the applicable record date hereinafter specified, a notice stating, as the case may be, (x) the record date (if any) for the purpose of such dividend, distribution, redemption, repurchase or granting of rights or warrants or, if no record date is to be set, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up is expected to become effective, and the date, if any, as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).

     Section 12.  Remedies.

            (a) The Corporation stipulates that the remedies at law of each holder of Series B Preferred Stock in the event of any Triggering Event or threatened Triggering Event or otherwise or other failure in the performance of or compliance with any of the terms hereof are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise without requiring any holder to post a bond or other security except to the extent required by applicable law.

            (b) Any holder of Series B Preferred Stock shall be entitled to recover from the Corporation the reasonable attorneys' fees and expenses incurred by such holder in connection with any Triggering Event or enforcement by such holder of any obligation of the Corporation hereunder.

            (c) No failure or delay on the part of any holder of Series B Preferred Stock in exercising any right, power or remedy hereunder or under applicable law or otherwise shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or thereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or otherwise.

     Section 13.  Severability of Provisions.

     Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased,

CUSIP NO. 903236107               SCHEDULE 13D                 Page 104 of 108

then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

     Section 14.  Definitions.

     For the purposes of the Certificate of Designation of Series B Exchangeable Convertible Preferred Stock which embodies this resolution:

            (a) "Acceleration Amount" per share of Series B Preferred Stock shall mean, as of the date of conversion or exchange of the Series B Preferred Stock under Section 5, 8 or 9 hereof, or the date of any payments on the Series B Preferred Stock under Section 7 hereof, or as of any other date on which it is necessary to determine the number of shares of Common Stock into which a share of Series B Preferred Stock is then convertible: (i) following a Change in Control and prior to the Third Anniversary, an amount calculated to provide the holder of a share of Series B Preferred Stock, as of such date, with a gross amount of accretion calculated at the rate of eight percent (8%) on $2,170.00 per share of Series B Preferred Stock, compounded quarterly, from the date of conversion or exchange of the Series B Preferred Stock under
Section 5, 8 or 9 hereof, or the date of any payments on the Series B Preferred Stock under Section 7 hereof, or the date of any other determination, as the case may be, to and including the Third Anniversary, or
(ii) other than as specified in clause (i), zero.

            (b) "Accrued Dividends" to a particular date (the "Applicable Date") shall mean (i) all dividends accrued but not paid on the Series B Preferred Stock pursuant to paragraph (a) of Section 2, whether or not declared, accrued to the Applicable Date, plus (ii) all dividends or distributions payable pursuant to paragraph (b) of Section 2 for which the Covered Distribution was declared, ordered, paid or made on or prior to the Applicable Date.

            (c) "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act.

            (d) "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.

            (e) "capital stock" shall mean (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

            (f)  "Change in Control" shall mean any of the following:

                 (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act),

CUSIP NO. 903236107               SCHEDULE 13D                 Page 105 of 108

other than the Corporation, or any of its Subsidiaries, or any employee benefit plan or related trust of the Corporation or any of its Subsidiaries or any Excluded Person or Excluded Group (an "Acquiring Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange
Act) of more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors; or

                 (ii) the approval by the stockholders of the Corporation, other than any Excluded Person or Excluded Group, of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the voting securities of the Corporation immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Corporation resulting from such reorganization, merger or consolidation; or

                 (iii) the sale or other disposition of all or any substantial part of the assets of the Corporation, other than to any Excluded Person or Excluded Group, in one transaction or series of related transactions;

provided that the occurrence of any event identified in subparagraphs (i) through (iii) above that would otherwise be treated as a Change in Control shall not constitute a Change in Control hereunder if (x) the Board of Directors of the Corporation, by vote duly taken, and (y) the Requisite Holders of Series B Preferred Stock, by written consent, shall so determine.

            (g) "Closing Price" per share of Common Stock on any date shall mean the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq National Market or in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, as the case may be, or, if the Common Stock is listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the Closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors and reasonably acceptable to the Requisite Holders.

            (h) "Conversion Price" shall mean initially $21.70 per share, as adjusted from time to time in accordance with Section 8.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 106 of 108

            (i) "Conversion Value" per share of Series B Preferred Stock shall mean an amount equal to the sum of (x) $2,170.00, (y) all Accrued Dividends thereon to the date of conversion and (z) the Acceleration Amount.

            (j) "Current Market Price" per share of Common Stock on any date shall mean the average of the Closing Prices of a share of Common Stock for the twenty (20) consecutive Trading Days ending on the date in question. If on any such Trading Day the Common Stock is not quoted by any organization referred to in the definition of Closing Price, the fair value of the Common Stock on such day, as reasonably determined in good faith by the Board of Directors of the Corporation, shall be used.

            (k) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

            (l) "Exchange Debenture" shall mean the Subordinated Exchange Debentures of the Corporation, issuable in exchange for the Series B Preferred Stock.

            (m) "Excluded Group" shall mean a "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) that includes one or more Excluded Persons; provided that the voting securities of the Corporation "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such Excluded Persons represents a majority of the voting securities "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such group.

            (n) "Excluded Person" shall mean each of RCBA Strategic Partners, L.P., Richard C. Blum & Associates, L.P. and any affiliate (as defined in the Exchange Act) of any of the foregoing.

            (o)  "Hurdle Percentage" shall mean 135%.

            (p) "Liquidation Preference" shall mean an amount per share of Series B Preferred Stock equal to the greater of (i) the Conversion Value or
(ii) in the event of any liquidation or winding up of the Corporation, the amount the holders of the Series B Preferred Stock would have received had they converted into Common Stock immediately prior to such liquidation or winding up and, if such liquidation or winding up occurs prior to the Third Anniversary of the Closing Date of the Securities Purchase Agreement, the amount such holders would have received had they received the additional dividends that would have been paid from the date of liquidation or winding up through such Third Anniversary, and such additional shares were also converted into Common Stock immediately prior to such liquidation or winding up.

            (q) "Person" shall mean an individual, partnership, corporation, limited liability company or partnership, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof, or other entity of any kind.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 107 of 108

            (r) "Requisite Holders" shall mean the holders of sixty-seven percent (67%) of the then-outstanding shares of Series B Preferred Stock.

            (s) "Securities Purchase Agreement" shall mean that certain agreement dated as of May 5, 1999 by and among the Corporation and certain purchasers of the Series B Preferred Stock party thereto.

            (t) "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

            (u) "Surviving Person" shall mean the continuing or surviving Person of a merger, consolidation or other corporate combination, the Person receiving a transfer of all or a substantial part of the properties and assets of the Corporation, or the Person consolidating with or merging into the Corporation in a merger, consolidation or other corporate combination in which the Corporation is the continuing or surviving Person, but in connection with which the Series B Preferred Stock or Common Stock of the Corporation is exchanged, converted or reinstated into the securities of any other Person or cash or any other property; provided, however, if such Surviving Person is a direct or indirect Subsidiary of a Person, the parent entity also shall be deemed to be a Surviving Person.

            (v) "Trading Day" shall mean a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the Nasdaq Stock Market), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

            (w) "Triggering Event" shall mean any one or more of the following:

                 (i) The Corporation shall fail to redeem any part or all of the Series B Preferred Stock in accordance with Section 4.

                 (ii) The Corporation shall fail to pay any dividend on any Series B Preferred Stock on any dividend payment date in accordance with
Section 2 for any reason, including but not limited to, that such payment is prohibited by applicable law or the Board of Directors elect not to pay such dividend, or shall otherwise violate any term of Section 2 and such failure shall not be cured within a period of 30 days after such dividend payment date or violation (which cure shall be effected in a manner ensuring the holders the same yield as if such violation had not occurred).

                 (iii) The Corporation shall enter into any transaction or take any action required to be approved by any holders of Series B Preferred Stock without obtaining the requisite approval of the holders of the Series B Preferred Stock.


CUSIP NO. 903236107               SCHEDULE 13D                 Page 108 of 108

                 (iv) The Corporation shall (A) fail for any reason to issue Common Stock as required under Section 8 upon the request of any holder of Series B Preferred Stock; or (B) so long as any shares of the Series B Preferred Stock are outstanding, fail to make any anti-dilution adjustment thereunder, and, in each case, such failure to issue Common Stock or to make such adjustment shall continue for 30 days after notice.

                 (v) The Corporation shall adopt a plan of liquidation or of dissolution, or commence a voluntary case under the Federal bankruptcy laws or any other applicable state or Federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs.

            (x) "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series B Exchangeable Convertible Preferred Stock to be duly executed by its President and attested to by its Secretary and has caused its
corporate seal to be affixed hereto, this [   ] day of [     ], 1999.


                                                 URS CORPORATION



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